SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )**

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Enterasys Networks, Inc.
(Name of Registrant as Specified In Its Charter)

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ENTERASYS
NETWORKS™

35 Industrial Way
Rochester, New Hampshire 03866
November 25, 2002

Dear Stockholder:

You are cordially invited to attend our 2002 Annual Meeting of Stockholders to be held on December 20, 2002 at the offices of Ropes & Gray, One International Place, Boston, MA 02110.

At this meeting, you are being asked to (i) elect two Class I directors, (ii) approve an amendment to the 1998 Equity Incentive Plan to increase the number of shares of the Company's common stock authorized for issuance thereunder by 5,000,000, (iii) approve the adoption of the 2002 Employee Stock Purchase Plan and (iv) transact such other business as may properly come before the meeting and any and all adjourned sessions thereof.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE DIRECTOR NOMINEES, "FOR" THE APPROVAL OF THE AMENDMENT TO THE 1998 EQUITY INCENTIVE PLAN AND "FOR" THE APPROVAL OF THE ADOPTION OF THE 2002 EMPLOYEE STOCK PURCHASE PLAN.

You should read with care the proxy statement that describes the director nominees, the proposal to amend the 1998 Equity Incentive Plan and the proposal to approve the adoption of the 2002 Employee Stock Purchase Plan, and presents other important information. Please complete, sign and return your proxy promptly in the enclosed envelope. We are also offering our stockholders the opportunity to vote electronically via the Internet or by telephone, detailed instructions for which are enclosed.

We hope that you will join us on December 20, 2002.

Sincerely,

William K. O'Brien

WILLIAM K. O'BRIEN
Chief Executive Officer

ENTERASYS
NETWORKS™

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 20, 2002

Notice is hereby given that the Annual Meeting of Stockholders of Enterasys Networks, Inc. (the "Company") will be held at the offices of Ropes & Gray, One International Place, Boston, MA 02110, on December 20, 2002 at 10:00 a.m., Eastern Time, for the following purposes:

1. To elect two Class I directors to serve until the 2005 Annual Meeting of Stockholders;

2. To approve an amendment to the 1998 Equity Incentive Plan to increase the number of shares of the Company's common stock authorized for issuance thereunder by 5,000,000;

2. To approve the adoption of the Company's 2002 Employee Stock Purchase Plan; and

3. To transact such other business as may properly come before the meeting and any and all adjourned sessions thereof.

Only stockholders of record at the close of business on November 12, 2002 are entitled to notice of and to vote at the Annual Meeting of Stockholders and any and all adjourned sessions thereof.

By order of the Board of Directors,

[signature]

GERALD M. HAINES II
Secretary

Rochester, New Hampshire
November 25, 2002

IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING. PLEASE VOTE EITHER ELECTRONICALLY, BY TELEPHONE OR BY SIGNING AND RETURNING THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.

TABLE OF CONTENTS

ENTERASYS NETWORKS, INC.
35 Industrial Way
Rochester, NH 03866

PROXY STATEMENT
For the 2002 Annual Meeting of Stockholders
to be held on December 20, 2002.

ANNUAL MEETING

The enclosed form of proxy is solicited on behalf of the Board of Directors of Enterasys Networks, Inc. (the "Company") for use at the Annual Meeting of Stockholders (the "Meeting") to be held at the offices of Ropes & Gray, One International Place, Boston, MA 02110, on December 20, 2002, at 10:00 a.m., Eastern Time, and at any and all adjourned sessions thereof.

The proxies named in the form of proxy have been designated by the Board of Directors of the Company. Giving the proxy will not affect your right to revoke the proxy prior to voting or your right to vote in person should you decide to attend the Meeting. Shares represented by the enclosed form of proxy, when properly executed and presented, will be voted as directed therein.

This Proxy Statement, the enclosed form of proxy and the Company's Annual Report to Stockholders (the "Annual Report"), including financial statements for the transition period ended December 29, 2001, were mailed together to the Company's stockholders on or about December 5, 2002.

Matters to be Considered at the Annual Meeting

The specific proposals to be considered and acted upon at the Meeting are summarized in the accompanying Notice of Annual Meeting of Stockholders.

Proxy Solicitation

The expense of soliciting proxies will be borne by the Company. Officers and regular employees of the Company (who will receive no compensation in addition to their regular salaries) may communicate directly or by mail, telephone, or other communication methods with stockholders to solicit proxies. The Company will also reimburse brokers and other persons for their reasonable charges and expenses in forwarding soliciting materials to their principals. The Company has retained Mackenzie Partners, Inc. to assist in the solicitation of proxies. The Company will bear all reasonable solicitation fees and expenses in connection therewith, and the Company estimates that such fees and expenses will be approximately $4,000 in the aggregate.

Outstanding Shares and Voting Power

The holders of record of shares of the Company's common stock, $.01 par value per share (the "Common Stock"), Series D Participating Convertible Preferred Stock, par value $1.00 per share ("Series D Preferred Stock"), and Series E Participating Convertible Preferred Stock, par value $1.00 per share ("Series E Preferred Stock"), at the close of business on November 12, 2002 are entitled to receive notice of and to vote at the Meeting. As of that date the Company had issued and outstanding 201,996,247 shares of Common Stock, 65,000 shares of Series D Preferred Stock and 25,000 shares of Series E Preferred Stock. The Company's Common Stock, Series D Preferred Stock and Series E Preferred Stock are referred to in this Proxy Statement as "Capital Stock."

All shares of the Company's Capital Stock vote together as a single class on all matters, except that the Series D Preferred Stock and Series E Preferred Stock each vote as a separate class on any amendment to the Company's Certificate of Incorporation which affects that class adversely. On each matter to come before the Meeting, each share of Common Stock is entitled to one vote, each share of Series D Preferred Stock is entitled to 27.29 votes, and each share of Series E Preferred Stock is entitled to 36.39 votes.

Consistent with state law and under the Company's by-laws, a majority of the shares entitled to be cast on a particular matter, present in person or represented by proxy, constitutes a quorum. Abstentions and "broker non-votes" (i.e., shares represented at the Meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) are counted as present for the purpose of determining the presence of a quorum for the transaction of business. Votes cast by proxy or in person at the Meeting will be counted by persons appointed by the Company to act as election inspectors for the Meeting.

The nominees for election as directors at the Meeting will be elected if they receive a plurality of votes properly cast. The election inspectors will count the total number of votes cast "for" each nominee for the purpose of determining which nominees have received the most votes. Neither abstentions nor broker non-votes will have any effect on the outcome of voting on the election of the Directors.

The approval of the amendment to the 1998 Equity Incentive Plan and the adoption of the 2002 Employee Stock Purchase Plan will take effect if approved by the affirmative vote of the holders of at least a majority of the shares of Capital Stock present or represented by proxy and entitled to vote on this matter at the Meeting. The election inspectors will count the total number of votes cast "for" Proposal 2 and "for" Proposal 3 for the purpose of determining whether sufficient affirmative votes have been cast. For purposes of the proposal to approve the amendment to the 1998 Equity Incentive Plan and the proposal to approve the adoption of the 2002 Employee Stock Purchase Plan (i) abstentions are considered in determining the number of votes required to obtain a majority of the shares present and entitled to vote and will have the same effect as votes that are against the proposal and (ii) broker non-votes are not considered shares entitled to vote on the matter and accordingly will not affect the outcome of the vote.

If there are insufficient votes to approve Proposal 2 and Proposal 3, your proxy may be voted by the persons named in the proxy to adjourn the meeting in order to solicit additional proxies in favor of Proposal 2 and Proposal 3, as the case may be. If the Meeting is adjourned or postponed for any purpose, at any subsequent reconvening of the Meeting your proxy will be voted in the same manner as it would have been voted at the original convening of the Meeting unless you withdraw or revoke your proxy. Your proxy may be voted in this manner even though it may have been voted on the same or any other matter at a previous Meeting.

Voting Electronically Via the Internet or by Telephone

Stockholders whose shares are registered directly with EquiServe may vote either via the Internet or by calling EquiServe. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate your identity and to allow you to vote your shares and to confirm that your instructions have been properly recorded.

If your shares are registered in the name of a bank or brokerage firm and you have not elected to receive your Annual Report and Proxy Statement over the Internet, you may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program. This program provides eligible stockholders who receive a paper copy of the Annual Report and Proxy Statement the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in ADP's program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, or if you do not wish to vote via the internet or telephone, please complete and return the paper proxy card in the self-addressed, postage paid envelope provided. Stockholders who elected to receive the Annual Report and Proxy Statement over the Internet will receive an e-mail on or about December 5, 2002 with information on how to access the Annual Report and Proxy Statement and instructions for voting.

Voting and Revocation of Proxies

You may revoke your proxy at any time before it is exercised by (i) returning to the Company another properly signed proxy representing such shares and bearing a later date, (ii) delivering a written revocation to

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the Secretary of the Company, or (iii) attending the Meeting or any adjourned session thereof and voting in person the shares covered by the proxy. Shares represented by the enclosed form of proxy properly executed and returned, and not revoked, will be voted at the Meeting as directed therein. **If a proxy is properly executed and received by the Secretary of the Company, but no instructions are indicated, then the proxy will be voted to elect the persons named below as nominees for director, to approve the amendment to the 1998 Equity Incentive Plan and to approve the adoption of the 2002 Employee Stock Purchase Plan and in the manner as the person named on the enclosed proxy card in his or her discretion determines upon such other business as may properly come before the Meeting or any adjournment or postponement of the Meeting.**

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PROPOSAL 1: ELECTION OF CLASS I DIRECTORS

The Company's Restated Certificate of Incorporation and By-laws provide for the classification of the Board of Directors into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The Board of Directors has voted to fix the number of directors at five. Unless otherwise instructed, the enclosed proxy will be voted to elect the persons named below as Class I directors for a term of three years expiring at the 2005 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. If any of the nominees are unavailable as a candidate at the Meeting, votes pursuant to the proxy will be voted either for a substitute nominee designated by the Board of Directors or, in the absence of such designation, in such other manner as the directors may in their discretion determine. Alternatively, in such a situation, the Board of Directors may take action to fix the number of directors for the ensuing year at less than five, depending on the number of nominees who are then able to serve. The Board of Directors does not anticipate that any nominee will become unavailable as a candidate.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES AS CLASS I DIRECTOR.

The nominees as Class I director and the incumbent Class II and Class III directors are as follows:

Nominees as Class I Director
Terms Expire 2002

Paul R. Duncan, 62
Director since 1989
Member of the Incentive Compensation Committee and Audit Committee

Mr. Duncan was an Executive Vice President of Reebok International Ltd., a manufacturer of athletic footwear and apparel, from 1990 until his retirement in 2001, except for the period of May 1, 1999 through January 30, 2000 when Mr. Duncan temporarily retired. Mr. Duncan also served as Chief Operating Officer of Reebok from June 1995 to October 1995, Chief Financial Officer from May 1985 to June 1995 and has been a Director of Reebok since May 1989.

Edwin A. Huston, 64
Director since August 2001
Member of the Incentive Compensation Committee and Audit Committee

Mr. Huston was Vice Chairman of Ryder System, Inc., an international logistics and transportation solutions company, from May 1999 to June 2001, when he retired. Mr. Huston also served Ryder as Executive Vice President, Finance from 1979 to 1986, Senior Executive Vice President, Finance from 1986 to 1999 and Chief Financial Officer from 1979 to 1999. From 1991 to 1993, he served as Chairman of the Federal Reserve Bank in Atlanta. Mr. Huston also serves as a director of Unisys Corporation, Answerthink, Inc., and Kaman Corporation.

Class II Directors
Terms Expire 2003

William K. O'Brien, 58
Chief Executive Officer and Director since April 2002

Mr. O'Brien has served as a Director and as Chief Executive Officer of the Company since April 2002. Prior to joining the Company, from July 2000 to March 2002, he was retired. From July 1998 through June 2000, he was Global Managing Partner of PricewaterhouseCoopers LLP, serving on the Global Leadership Team as transition leader for the merger of Price Waterhouse LLP and Coopers & Lybrand LLP and as Global Leader of Human Capital. From October 1994 through June 1998, he was Chief Operating Officer of Coopers & Lybrand LLP.

James A. Davidson, 43
Director since September 2000

    Mr. Davidson is a founder and principal of Silver Lake Partners, a private equity firm. From June 1990 to November 1998, Mr. Davidson was an investment banker with Hambrecht & Quist LLC, most recently serving as a Managing Director and Head of Technology Investment Banking. He is also a member of the Board of Directors of Seagate Technology Holdings.

Class III Director
Term Expires 2004

Craig R. Benson, 47
Director since 1984
Member of the Audit Committee

    Mr. Benson is Governor-Elect of the State of New Hampshire . Mr. Benson was Director of Operations of the Cabletron from November 1984 until April 1989, when he became Chairman, Chief Operating Officer and Treasurer of Cabletron. In September 1997, Mr. Benson resigned as Chief Operating Officer. In May 1998, Mr. Benson was appointed President, Chief Executive Officer, Chairman, and Treasurer of Cabletron. On June 3, 1999, Mr. Benson resigned as President, Chief Executive Officer, Chairman, and Treasurer.

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of the Company's voting stock beneficially owned (as determined under the rules of the SEC), directly or indirectly, as of October 31, 2002, by (i) each current director of the Company and each nominee for director, (ii) each executive officer and former executive officer of the Company named in the Summary Compensation Table, (iii) all current directors, director nominees and executive officers of the Company as a group, and (iv) each person who is known to the Company to beneficially own more than five percent (5%) of the outstanding shares of any class of the Company's voting stock, as well as the percentage of the outstanding voting stock represented by each such amount. The information in the table is based on information available to the Company. The total number of shares of the Company's common stock outstanding on October 31, 2002 was 201,996,247. Consistent with the rules of the Securities and Exchange Commission, the table below lists the ownership of the executive officers of the Company named in the Summary Compensation Table, although Messrs. Fiallo, Jaeger, Kirkpatrick, Patel, Riddle, Shanahan and Skubisz are no longer serving as executive officers of the Company. The information regarding beneficial ownership of directors, director nominees and executive officers as a group represents beneficial ownership of the Company's current directors, director nominees and executive officers. Except as otherwise indicated, each person has sole investment and voting powers with respect to the shares shown as beneficially owned. The address of Elm Ridge Capital Management is 747 Third Avenue, 3rd Floor, New York, NY 10017.

BENEFICIAL OWNERSHIP

Name	Common Stock Beneficially Owned	Percent of Class
5% Stockholders		
Elm Ridge Capital Management	16,060,000	7.95%
Officers and Directors		
Craig R. Benson(1)	15,342,397	7.60%
James A. Davidson(2)	9,614,843	4.76%
Paul R. Duncan(3)	113,776	*
Enrique P. Fiallo	1,000	*
Gerald M. Haines II(4)	126,427	*
Edwin A. Huston(5)	9,333	*
Eric Jaeger(6)	219,219	*
David J. Kirkpatrick	5,608	*
Piyush G. Patel(7)	1,873,574	*
James E. Riddle	—	*
Jerry A. Shanahan	1,743	*
Michael A. Skubisz(8)	64,410	*
All current directors and executive officers as a group (9 persons)(9)	25,841,776	12.79%

---

* Less than 1%

(1) Includes 175,000 shares held in trust for the benefit of Mr. Benson's children.

(2) Mr. Davidson is a managing member of Silver Lake Technology Associates, L.L.C., which is the sole general partner of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. Consequently, pursuant to Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Davidson may be deemed to be the "beneficial owner" of the equity securities of the Company held by such limited partnerships. As of October 31, 2002, (i) Silver Lake Partners, L.P. held 56,474 shares of Series D Convertible Preferred Stock, which were convertible into 1,539,386 shares of common stock; 21,721

shares of Series E Convertible Preferred Stock, which were convertible into 789,437 shares of common stock; Warrants to purchase 6,429,394 shares of common stock; Class A Parent Warrants to purchase 217,209 shares of common stock; and Class B Parent Warrants to purchase 173,768 shares of common stock, of the Company and (ii) Silver Lake Investors, L.P. held 1,625 shares of Series D Convertible Preferred Stock, which were convertible into 44,295 shares of common stock; 625 shares of Series E Convertible Preferred Stock, which were convertible into 22,715 shares of common stock; Warrants to purchase 184,970 shares of common stock; Class A Parent Warrants to purchase 6,249 shares of common stock; and Class B Parent Warrants to purchase 4,999 shares of common stock, of the Company. Mr. Davidson is also a managing member of Silver Lake Technology Management, L.L.C., which is the sole manager of Silver Lake Technology Investors, L.L.C. Pursuant to Rule 16a-1(a)(2) under the Act, Mr. Davidson may therefore also be deemed to be the "beneficial owner" of the following equity securities of the Company held by the latter limited liability company as of October 31, 2002: 1,249 shares of Series D Convertible Preferred Stock, which were convertible into 34,046 shares of common stock; 481 shares of Series E Convertible Preferred Stock, which were convertible into 17,482 shares of common stock; Warrants to purchase 142,243 shares of common stock; Class A Parent Warrants to purchase 4,806 shares of common stock; and Class B Parent Warrants to purchase 3,844 shares of common stock, of the Company. As permitted by Rule 16a-1(a)(4) under the Act, Mr. Davidson disclaims that he is the beneficial owner of the foregoing securities and this filing shall not be deemed an admission that he is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this Statement.

(3)   Includes 110,432 shares of common stock subject to options exercisable within 60 days after October 31, 2002.

(4)   Includes 125,627 shares of common stock subject to options outstanding and exercisable within 60 days after October 31, 2002. Includes 800 shares of common stock jointly held by Mr. Haines and his wife, with whom Mr. Haines shares voting and investment power with respect to these 800 shares.

(5)   Includes 8,333 shares of common stock subject to options outstanding and exercisable within 60 days after October 31, 2002.

(6)   Consists of 219,219 shares of common stock subject to options outstanding and exercisable within 60 days after October 31, 2002. Of the shares subject to these options, 20,000 shares have been transferred to an irrevocable trust for the benefit of Mr. Jaeger's children. Mr. Jaeger's sister is the sole trustee of this trust and has sole voting and investment power over these shares. Mr. Jaeger disclaims beneficial ownership of these shares.

(7)   Consists of 1,873,574 shares of common stock subject to options outstanding and exercisable within 60 days after October 31, 2002.

(8)   Consists of 64,410 of common stock subject to options outstanding and exercisable within 60 days after October 31, 2002. These options terminated unexercised on November 8, 2002.

(9)   Includes 879,392 shares of common stock subject to options outstanding and exercisable within 60 days after October 31, 2002.

Information with Respect to the Board of Directors and Committee Organization

During the transition period ended December 29, 2001, the Board of Directors of the Company held a total of seven meetings and acted by unanimous written consent on five other occasions. The Company has a standing Audit Committee and a standing Incentive Compensation Committee. No director attended fewer than 75% of the Board of Directors meetings or meetings of committees of the Board of Directors on which he served.

The Audit Committee, which held two meetings during transition 2001, reviews with management and the Company's independent public accountants the Company's financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the independent public accountants regarding the financial condition of the Company and its accounting controls and procedures, and such other matters as the Audit Committee deems appropriate. In addition, the Audit Committee reviews with management such matters relating to compliance with corporate policies as the Audit Committee deems appropriate. The Board of Directors has adopted a written charter for the Audit Committee. Messrs. Huston, Duncan and Benson, none of whom is an executive officer or employee of the Company, currently serve on the Audit Committee. Messrs. Huston, Duncan and Benson are independent as defined in the listing standards of the New York Stock Exchange.

The Incentive Compensation Committee of the Board of Directors held one committee meeting and acted by written consent once during the transition period ended December 29, 2001. In general, the function of the Incentive Compensation Committee is to review the operation of the Company's equity incentive plans and related programs of the Company. Messrs. Duncan and Huston, neither of whom is an executive officer or employee of the Company, currently serve on the Incentive Compensation Committee.

8

Director Compensation

For their services to the Company, non-employee directors other than Messrs. Benson and Davidson receive an annual retainer of $20,000, plus $1,500 for each Board of Directors meeting attended in person, $1,000 for each committee meeting attended in person, $500 for each Board of Directors meeting attended via telephone and $500 for each committee meeting attended via telephone. Members of the Special Committee of the Board of Directors, which was formed to oversee the Company's internal review of certain contractual, accounting, and other matters, received $1,500 for each committee meeting attended in person or via telephone. Committee chairmen receive an additional $500 per committee meeting. Directors who are employed by the Company, as well as Messrs. Benson and Davidson, do not receive compensation for attendance at Board of Directors or committee meetings. Directors are reimbursed for expenses attendant to Board membership.

Pursuant to the Deferral Plan for Directors, adopted by the Board of Directors in October 2001, prior to the first day of the calendar year, or within 30 days of becoming a non-employee director, non-employee directors may elect to defer all or a portion of their fees for that calendar year, and any deferred fees earn interest at a rate equal to the rate payable on ten-year United States Treasury securities as of the first day of the calendar year. Deferred fees are payable to the director upon the earliest to occur of the conclusion of the director's service on the Board of Directors, the approval of a hardship request by the plan administrator, or the termination of the plan.

During fiscal years 1989 to 1998, each non-employee director was automatically granted an option to purchase 25,000 shares of common stock on the day after the date of each annual meeting of stockholders of the Company pursuant to the terms of the Company's 1989 Directors' Option Plan. As of March 1, 1999, the 1989 Directors' Option Plan was terminated. Non-employee directors other than Messrs. Benson and Davidson now participate in the Company's 1998 Equity Incentive Plan.

Pursuant to the 1989 Directors' Option Plan, Mr. Duncan was granted an option to purchase 100,000 shares of common stock upon the consummation of the Company's initial public offering in 1989. During meetings of the Board of Directors on April 5, 2000 and on December 1, 2000, the Board voted unanimously to grant to Mr. Duncan options to purchase a total of 50,000 additional shares of common stock at the then fair market value of the Company's common stock under the terms of the 1998 Equity Incentive Plan. On May 15, 2000, Mr. Duncan was granted options to purchase 7,500 shares in each of the Company's four operating subsidiaries, Aprisma Management Technologies, Inc. ("Aprisma"), Enterasys Networks, Inc. ("Enterasys Subsidiary"), GlobalNetwork Technology Services, Inc. ("GNTS") and Riverstone Networks, Inc. ("Riverstone"). These options were fully vested in November 2000 but were not exercisable until the earliest to occur of (a) a distribution of the stock of the applicable subsidiary to the Company's stockholders, (b) a change in control of the applicable subsidiary or (c) April 1, 2004.

On August 6, 2001, the Company, then known as Cabletron Systems, Inc., distributed its shares of Riverstone to its stockholders and merged the Enterasys Subsidiary into itself, changing its name to Enterasys Networks, Inc. in the merger. The distribution of Riverstone and the merger of the Enterasys Subsidiary into the Company had several effects on these and other options held by Mr. Duncan. Effective August 5, 2001, the Board accelerated the vesting of Mr. Duncan's options to purchase stock in the Company and resolved that they would remain exercisable until the earlier of August 5, 2003 or their original expiration date. Upon the distribution of Riverstone, Mr. Duncan received a fully vested option to purchase 0.5131 shares of Riverstone common stock for each share of Company common stock subject to his Company options. Upon the merger of the Enterasys Subsidiary into the Company, as a replacement for his original, pre- merger option to purchase shares of the Enterasys Subsidiary, Mr. Duncan received a vested, exercisable option to purchase 1.39105 shares of the Company's common stock for each share of Enterasys Subsidiary common stock covered by his original, pre-merger option.

During the transition year ended December 29, 2001, GNTS ceased operations and it is anticipated that all options to purchase the common stock of GNTS, including those held by Mr. Duncan, will expire unexercised. On August 9, 2002, the Company completed the sale of its Aprisma subsidiary. In connection with this sale, all options to purchase the common stock of Aprisma, including those held by Mr. Duncan, were cancelled.

On August 21, 2001, the Board of Directors granted an option to Mr. Huston to purchase 25,000 shares of the Company's common stock. The option will vest in three equal annual installments commencing on August 6, 2002, the first anniversary of the date of Mr. Huston's appointment to the Board of Directors.

Compensation Committee Interlocks and Insider Participation

No member of the Company's current Incentive Compensation Committee has ever served as an officer or employee of the Company. None of the Company's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board of Directors or Incentive Compensation Committee.

Nomination of Directors

Mr. Davidson joined the Company's Board of Directors in September 2000 in connection with an investment by a group of strategic investors in the Company's securities and securities issued by its operating subsidiaries. This transaction is described more fully later in this Proxy Statement under the section titled *"Certain Transactions — Strategic Investors."* The agreement entered into by the Company and the strategic investors obligated the Company to appoint a representative of Silver Lake Partners, L.P. to the Company's Board of Directors upon the closing of the transaction. Mr. Davidson currently serves as this representative. Additionally, for so long as the strategic investors continue to own at least 35% of the Series D and Series E Preferred Stock of the Company, the Company is obligated to use its reasonable best efforts to nominate a representative of Silver Lake Partners, L.P. for election to the Board of Directors upon the expiration of Mr. Davidson's term and to use its reasonable best efforts to cause the election of this nominee, including soliciting proxies for the election of this nominee as a director.

Report of the Audit Committee

The Audit Committee has reviewed the Company's audited consolidated financial statements and discussed such statements with both management and KPMG LLP, the Company's independent auditors during the transition period ended December 29, 2001. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit and Finance Committees), as currently in effect.

The Audit Committee received from KPMG LLP the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, and discussed with KPMG LLP that firm's independence. Based on the review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's transition report on Form 10-K for the transition period ended December 29, 2001, and filed with the SEC.


Audit Committee

Craig R. Benson
Edwin A. Huston
Paul R. Duncan


Executive Officers

The following table sets forth information regarding the Company's executive officers as of November 1, 2002. Tenure at "Enterasys" refers to both service to the Enterasys Subsidiary prior to the merger of the Enterasys Subsidiary into the Company and service to the Company following this merger. Tenure at "Cabletron" refers to service to the Company prior to the merger of the Enterasys Subsidiary into the Company.

Name	Age	Position
William K. O'Brien	58	Chief Executive Officer and Director
Yuda Doron	50	President
Richard S. Haak, Jr.	48	Chief Financial Officer and Treasurer
Gerald M. Haines II	39	Executive Vice President of Strategic Affairs, Chief Legal Officer and Secretary

William K. O' Brien has served as a Director and as Chief Executive Officer of the Company since April 2002. Prior to joining the Company, from July 2000 to March 2002, he was retired. From July 1998 through June 2000, he was Global Managing Partner of PricewaterhouseCoopers LLP, serving on the Global Leadership Team as transition leader for the merger of Price Waterhouse LLP and Coopers & Lybrand LLP worldwide and as Global Leader of Human Capital. From October 1994 through June 1998, he was Chief Operating Officer of Coopers & Lybrand LLP.

Yuda Doron has served as President of the Company since April 2002. Prior to joining the Company, from August 2001 to April 2002, Mr. Doron was retired. From August 1999 until August 2001, Mr. Doron held various executive-level positions at Sapiens International, a global provider of information technology solutions, including Executive Vice President of Marketing and Business Development and Chief Executive Officer of Sapien's wholly-owned subsidiary, eZoneX. From May 1998 to April 1999, he was Chief Executive Officer of BreezeCOM Ltd., a provider of broadband wireless access solutions used by service providers and enterprises. From January 1992 to March 1998, he held a variety of executive level positions at Cheyenne Software and, following the acquisition of Cheyenne Software, at Computer Associates International, Inc., a developer of eBusiness management software.

Richard S. Haak, Jr. has served as Chief Financial Officer and Treasurer of the Company since October 2002. From October 2001 to October 2002, he was Vice President of Finance of the Company. Prior to joining the Company, from August 2000 to September 2001, Mr. Haak was Chief Financial Officer of Advantage Schools, a for-profit education management company. From June 1998 to July 2000, he was Vice President and Corporate Controller of PictureTel Corporation, a videoconferencing equipment manufacturer. From 1982 to May 1998, he held a variety of positions at Wheelabrator Technologies Inc. (and its predecessors), an energy and environmental services company, and was its Vice President and Controller from 1993 to May 1998.

Gerald M. Haines II has served as Executive Vice President of Strategic Affairs, Chief Legal Officer and Secretary of Enterasys since May 2001. From September 2000 to May 2001, he served as Senior Vice President and General Counsel of Cabletron. Prior to joining Cabletron, from 1995 to 2000, he served as General Counsel and Secretary of Applied Extrusion Technologies, Inc., a specialty plastics company, and as a Vice President of Applied Extrusion Technologies from 1998 to 2000. From 1990 to 1995, he practiced corporate law at Choate, Hall & Stewart, a Boston, Massachusetts law firm.

Summary Compensation Table

In October 2001, the Company changed its fiscal year end from the Saturday closest to the last day in February of each year to the Saturday closest to the last day in December of each year. Accordingly, the following table contains information regarding the compensation received for the transition period beginning March 4, 2001 and ended December 29, 2001 and the fiscal years ended March 3, 2001, February 29, 2000, and February 28, 1999 by the Company's Chief Executive Officer, the Company's other four most highly compensated executive officers who were serving as executive officers on December 29, 2001, Mr. Patel, former Chairman, President and Chief Executive Officer of the Company, Mr. Jaeger, former Executive Vice President of the Company, and Mr. Kirkpatrick, former Chief Financial Officer and Chief Operating Officer of the Company. In the table, the transition period is identified as "2001T."

In August 2001, in connection with the merger of the Enterasys Subsidiary into the Company, Messrs. Patel, Jaeger and Kirkpatrick resigned their positions as executive officers of the Company. In September 2001, Messrs. Patel and Jaeger terminated their employment with the Company and entered into consulting arrangements to provide strategic advice and assistance to the Company, Aprisma and Riverstone, as more fully described in this Proxy Statement on page [23]. Upon his resignation in August 2001, Mr. Kirkpatrick became an employee of Aprisma and, in March 2002, terminated his employment with Aprisma. In April 2002, Messrs. Fiallo and Riddle resigned their positions as executive officers and terminated their employment with the Company. In May 2001, Mr. Shanahan resigned his position as an executive officer and terminated his employment with the Company. In August 2002, in connection with the Company's sale of Aprisma, Mr. Skubisz's employment with the Company terminated.

Messrs. Shanahan and Riddle became executive officers of the Company in August 2001 in connection with the merger of the Enterasys Subsidiary into the Company. Mr. Haines became an executive officer in October 2001. Accordingly, the compensation reported in the table below covers the compensation received by Messrs. Shanahan, Riddle and Haines only for the transition period ended December 29, 2001.

For the fiscal year ended March 3, 2001, the Summary Compensation Table includes the grant of options to purchase shares of stock of the Company's former operating subsidiaries. The merger of the Enterasys Subsidiary into the Company in August 2001 had certain effects on these options. During the transition year ended December 29, 2001, GNTS ceased operations and it is anticipated that any outstanding GNTS options will expire unexercised. In addition, in August 2002, the Company sold its Aprisma subsidiary and all outstanding options to purchase shares of Aprisma were cancelled. The option grant information in the Summary Compensation Table has not been adjusted to reflect the effects of these events. For a more detailed description of the effects of the merger of the Enterasys Subsidiary into the Company and the Aprisma sale on options granted to the executive officers named in the Summary Compensation Table, please refer to the section below titled *"Effects of Riverstone Spin, Enterasys Merger and Aprisma Sale."*

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation: Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Long-term Compensation Securities Underlying Options (#)(3)	All Other Compensation ($)(4)
Piyush G. Patel	2001T	467,077	600,000	—	—	1,879,742
Former Chairman, President	2001	600,000	625,000	—	4,611,000	1,120
and Chief Executive Officer	2000	252,879	490,000	—	300,000	870
	1999	184,608	—	—	120,000	120
Enrique P. Fiallo	2001T	253,847	200,500	1,839	—	99,108
Former Chairman, President	2001	313,943	138,375	—	1,500,000	43,313
and Chief Executive Officer	2000	250,000	123,500	—	75,000	51,875
	1999	76,923	109,615	—	50,000	15,231
Eric Jaeger	2001T	145,077	244,000	1,839	—	612,583
Former Executive Vice	2001	244,231	166,000	—	1,587,000	37,883
President	2000	204,904	67,500	—	70,000	1,845
	1999	65,384	—	—	30,000	120
David J. Kirkpatrick	2001T	230,193	265,000	1,839	—	629,583
Former Chief Financial	2001	299,000	192,125	—	1,587,000	36,706
Officer and Chief Operating	2000	289,000	126,150	—	30,000	870
Officer	1999	271,212	95,625	—	35,000	120
Jerry A. Shanahan	2001T	184,223	85,300	—	50,000	282
Former Chief Operating	2001	N/A	N/A	N/A	N/A	N/A
Officer	2000	N/A	N/A	N/A	N/A	N/A
	1999	N/A	N/A	N/A	N/A	N/A
Michael A. Skubisz	2001T	194,616	—	—	66,666	50,758
Former President of	2001	230,000	22,500	—	800,000	3,890
Aprisma	2000	230,000	58,000	—	—	2,024
	1999	210,768	12,500	—	55,000	120
James E. Riddle	2001T	137,500	100,000	—	350,000	469,725
Former Executive Vice	2001	N/A	N/A	N/A	N/A	N/A
President Worldwide	2000	N/A	N/A	N/A	N/A	N/A
Marketing	1999	N/A	N/A	N/A	N/A	N/A
Gerald M. Haines II	2001T	180,769	41,000	—	200,000	833
Executive Vice President of	2001	N/A	N/A	N/A	N/A	N/A
Strategic Affairs, Chief	2000	N/A	N/A	N/A	N/A	N/A
Legal Officer and Secretary	1999	N/A	N/A	N/A	N/A	N/A

(1) For the transition period ended December 29, 2001, these amounts include a special bonus of $300,000 for Mr. Patel and $100,000 each for Messrs. Jaeger and Kirkpatrick for their efforts in connection with the merger of the Enterasys Subsidiary into the Company and the Riverstone spin-off.

(2) These amounts represent reimbursement for the payment of Medicaid taxes.

(3) For the transition period ended December 29, 2001, these amounts represent options to purchase shares of the Enterasys Subsidiary, except for Mr. Skubisz, for which the amount represents options to purchase shares of Aprisma. For the fiscal year ended March 3, 2001, these amounts include: (a) for Mr. Patel, options to purchase 800,000 shares of the common stock of Aprisma, 1,500,000 shares of the common stock of the Enterasys Subsidiary, 811,000 shares of the common stock of GNTS and 1,500,000 shares of the common stock of Riverstone; (b) for Mr. Fiallo, only options to purchase shares of the common stock of the Enterasys Subsidiary; (c) for Mr. Jaeger, options to purchase 50,000 shares of the common stock of the Company, 266,667 shares of the common stock of Aprisma, 500,000 shares of the common stock of the Enterasys Subsidary, 270,333 shares of the common stock of GNTS and 500,000 shares of the common stock of Riverstone; (d) for Mr. Kirkpatrick, options to purchase 50,000 shares of the common stock of the Company, 266,667 shares of the common stock of Aprisma, 500,000 shares of the common

14

stock of the Enterasys Subsidiary, 270,333 shares of the common stock of GNTS and 500,000 shares of the common stock of Riverstone; and (e) for Mr. Skubisz, only options to purchase shares of the common stock of Aprisma. For fiscal years prior to the fiscal year ended March 3, 2001, these amounts represent options to purchase the Company's common stock.

(4) These amounts include matching 401(k) contributions for each fiscal year. In the transition period ended December 29, 2001, these amounts also include: (a) for Mr. Patel, severance payments of $1,350,000, consulting fees of $102,000 paid pursuant to a consulting arrangement more fully described on page 23 and forgiveness of indebtedness of $427,742; (b) for Mr. Fiallo, forgiveness of indebtedness, including imputed interest, of $98,275; (c) for Mr. Jaeger, severance payments of $467,000, consulting fees of $51,000 paid pursuant to a consulting arrangement more fully described on page 23 and forgiveness of indebtedness of $93,750; (d) for Mr. Kirkpatrick, severance payments of $535,000 and forgiveness of indebtedness of $93,500; (e) for Mr. Shanahan, relocation expenses of $282; (f) for Mr. Skubisz, forgiveness of indebtedness of 50,000; and (g) for Mr. Riddle, consulting fees of $392,250 received prior to becoming an employee of the Company and relocation expenses of $76,278. In the fiscal year ended March 3, 2001, these amounts also include: (a) for Mr. Fiallo, imputed interest of $10,943; (b) for Mr. Jaeger, imputed interest of $5,513; (c) for Mr. Kirkpatrick, imputed interest of $4,336; and (d) for Mr. Skubisz, imputed interest of $2,770. In the fiscal year ended February 29, 2000, these amounts also include: (a) for Mr. Fiallo, relocation expenses of $48,044 and imputed interest of $2,961; (b) for Mr. Jaeger, imputed interest of $1,225; and (c) for Mr. Skubisz, imputed interest of $1,154.

Option Grants in the Last Fiscal Year

The following table sets forth grants of stock options during the transition period ended December 29, 2001 to those executive officers listed in the Summary Compensation Table. The table reflects grants of options to purchase common stock of the Enterasys Subsidiary (referred to in the table as "Enterasys") and the Company's former operating subsidiary, Aprisma. The numbers included in the table do not reflect the effect of the merger of the Enterasys Subsidiary into the Company or the sale of Aprisma. As described in more detail under the section titled *"Effects of Riverstone Spin, Enterasys Merger and Aprisma Sale,"* following the merger of the Enterasys Subsidiary into the Company on August 6, 2001, all options to purchase shares of the Enterasys Subsidiary were relinquished and, in replacement, the Company issued options to purchase 1.39105 shares of the Company's common stock for each share of Enterasys Subsidiary common stock covered by the original option at an exercise price equal to the exercise price of the option to purchase Enterasys Subsidiary common stock divided by 1.39105. In connection with the sale of Aprisma on August 9, 2002, the Aprisma options were cancelled.

The potential realizable value of each option set forth in the table below is calculated based upon the terms of the option at its date of grant. It is calculated assuming that the fair market value of the underlying common stock on the date of grant, which is generally the exercise price for the option, appreciates at the indicated annual rates compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

The percentage of total options to purchase shares of the Enterasys Subsidiary granted to employees in the last fiscal year is based on options to purchase an aggregate of 3,837,194 shares of common stock granted to employees of the Enterasys Subsidiary during that fiscal year. The percentage of total options to purchase shares of Aprisma granted to employees of Aprisma in the last fiscal year is based on options to purchase an aggregate of 3,455,643 shares of Aprisma common stock granted to employees of Aprisma during that fiscal year as adjusted for a one-for-three reverse stock split effective in January 2002. All options were granted at the fair market value on the date of grant as determined by the respective board of directors of the Enterasys Subsidiary and Aprisma.

The options vested as to 25% of the shares on the first anniversary of the date of grant, then pro rata on a monthly basis thereafter. These options actually vested, to the extent provisionally vested, on August 6, 2001 in the case of the Enterasys Subsidiary options and on August 9, 2002 in the case of the Aprisma options. Vesting of all options in the following table accelerates by ten months in the event of a change in control of the applicable subsidiary, as defined in the applicable option plans and may also be subject to further acceleration pursuant to the Company's change-in-control severance benefit plans for key employees.

16

Option Grants In The Last Fiscal Year

Name	Company	Number of Shares Underlying Options Granted (#)	% of Total Options Granted in Fiscal Year (%)	Per Share Price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)	
						5%	10%
Jerry A. Shanahan(1)	Enterasys	50,000	1.30	5.00	03/29/11	157,224	398,436
Michael A. Skubisz(2)	Aprisma	66,666	1.93	9.75	11/19/11	408,774	1,035,922
James E. Riddle(3)	Enterasys	350,000	9.12	9.00	06/25/11	1,981,018	5,020,289
Gerald M. Haines II	Enterasys	200,000	5.21	8.50	05/29/11	1,069,121	2,709,362

——————————————

(1) Upon Mr. Shanahan's termination of employment on May 31, 2002, the unvested portion of this option terminated unexercised and the vested portion terminated unexercised on August 29, 2002.

(2) In January 2002, Aprisma effected a one-for-three reverse split of its common stock. The number of shares presented in the table above reflects the effect of this reverse split. On August 9, 2002, the Company completed the sale of Aprisma, and, in connection with this sale, all options to purchase the common stock of Aprisma, including those held by Mr. Skubisz, were cancelled.

(3) Upon Mr. Riddle's termination of employment on April 5, 2002, the unvested portion of this option terminated unexercised and the vested portion terminated unexercised on July 4, 2002.

Option Exercises and Fiscal Year-end Values

The table below sets forth information for those executive officers listed in the Summary Compensation Table with respect to options exercised during the transition period ended December 29, 2001 and options held as of December 29, 2001. The numbers included in the table reflect the effect of the merger of the Enterasys Subsidiary into the Company on options held by the executive officers included therein. For a description of the effects of the merger on options held by the executive officers, refer to the section below titled *"Effects of Riverstone Spin, Enterasys Merger and Aprisma Sale."*

The value of in-the-money options for the Company represents the positive spread between the exercise price of the stock options and the closing price of the Company's common stock as of December 28, 2001, which was $8.72 per share. There was no public trading market for the common stock of Aprisma as of December 29, 2001. Accordingly, the value of the in-the-money options to purchase common stock of Aprisma represents the positive spread between the exercise price of the stock options and $9.75, which represents the fair market value of the common stock of Aprisma as determined by the board of directors of Aprisma. On August 9, 2002, the Company completed the sale of Aprisma. In connection with this sale, all options to purchase the common stock of Aprisma were cancelled. GNTS ceased operations during the transition period ended December 29, 2001. Accordingly, none of the options to purchase the common stock of GNTS were in-the-money as of December 29, 2001. It is anticipated that the options to purchase shares of GNTS will expire unexercised.

Option Exercises And Fiscal Year End Values

Name	Company	Shares Acquired on Exercise	Value Realized	Number of Shares of common stock Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)	
				Unexercisable	Exercisable	Unexercisable	Exercisable
Piyush G. Patel(1)	Company	303,000	1,624,448	—	1,873,574	—	11,867,030
	Aprisma	—	—	266,666	—	0	—
	GNTS	—	—	811,000	—	0	—
Enrique P. Fiallo(2)	Company	113,364	457,517	1,061,119	973,291	6,721,022	6,164,728
Eric Jaeger(1)	Company	492,545	2,566,800	—	239,219	—	1,515,189
	Aprisma	—	—	88,888	—	0	—
	GNTS	—	—	270,333	—	0	—
David J. Kirkpatrick	Company	778,207	3,033,127	—	—	—	—
	Aprisma	—	—	88,888	—	0	—
	GNTS	—	—	270,333	—	0	—
Jerry A. Shanahan(3)	Company	13,469	66,939	247,491	91,575	1,425,074	546,275
	Aprisma	—	—	1,000	—	0	—
	GNTS	—	—	1,000	—	0	—
Michael A. Skubisz(4)	Company	8,968	66,932	27,000	73,194	91,222	245,774
	Aprisma	—	—	333,332	—	0	—
James E. Riddle(5)	Company	—	—	486,866	—	1,158,741	—
Gerald M. Haines II	Company	7,091	33,299	278,209	29,560	762,154	163,854

---

(1) Pursuant to their terms, all exercisable options to purchase shares of common stock of the Company held by Messrs. Patel and Jaeger remain exercisable for the period ending ten years from the date of the option's grant.

(2) In connection with Mr. Fiallo's termination of employment on April 5, 2002 and pursuant to their terms, 933,316 unexercisable options to purchase shares of common stock of the Company held by Mr. Fiallo terminated effective on April 5, 2002 and 1,081,971 exercisable options terminated unexercised on July 4, 2002.

(3) In connection with Mr. Shanahan's termination of employment on May 31, 2002 and pursuant to their terms, 216,623 unexercisable options to purchase shares of common stock of the Company held by Mr. Shanahan terminated effective on May 31, 2002 and 131,422 exercisable options terminated unexercised on August 29, 2002. Pursuant to their terms, options to purchase 1,000 shares of GNTS held by Mr. Shanahan terminated unexercised on August 29, 2002.

(4) In connection with the sale of Aprisma on August 9, 2002 and pursuant to their terms, 27,000 unexercisable options to purchase shares of common stock of the Company held by Mr. Skubisz terminated effective on August 9, 2002 and 64,410 exercisable options terminated unexercised on November 8, 2002. Pursuant to their terms, all options to purchase shares of Aprisma held by Mr. Skubisz terminated in connection with the sale of Aprisma on August 9, 2002.

(5) In connection with Mr. Riddle's termination of employment on April 5, 2002 and pursuant to their terms, 355,007 unexercisable options to purchase shares of common stock of the Company held by Mr. Riddle terminated effective on April 5, 2002 and 131,859 exercisable options terminated unexercised on July 4, 2002.

Effects of Riverstone Spin, Enterasys Merger and Aprisma Sale

On August 6, 2001, the Company distributed its shares of Riverstone common stock to its stockholders and established the Enterasys Subsidiary as an independent public company by merging the Enterasys Subsidiary into itself and changing its name to "Enterasys Networks, Inc." As described below, these transactions affected the Company and Enterasys Subsidiary stock options held by the employees of the Company, including those held by those executive officers listed in the Summary Compensation Table.

In connection with these events, the Company options held by all employees (other than the employees of Aprisma), including the executives (other than Mr. Skubisz) that would have vested after February 28, 2002 were cancelled, and options that were scheduled to vest prior to that date (assuming a quarterly vesting schedule for some options) were accelerated. The accelerated options expired on November 6, 2001.

Each employee who held options to purchase common stock of the Company, including the executive officers listed in the Summary Compensation Table, received an option to purchase 0.5131 shares of Riverstone common stock for each share of the Company's common stock subject to his or her Company options, excluding the Company options that were cancelled. These Riverstone options were fully vested when issued and the unexercised portion of these options terminated on November 6, 2001.

Most employees who held options to purchase common stock of the Enterasys Subsidiary, including the executive officers listed in the Summary Compensation Table, received options to purchase common stock of the Company as replacement for the Enterasys Subsidiary stock options, in exchange for relinquishing their Enterasys Subsidiary options. Each of these replacement options gave the holder the right to purchase 1.39105 shares of the Company's common stock for each share of the Enterasys Subsidiary common stock covered by his or her original, pre-merger option. The exercise prices of these replacement options are equal to the exercise prices of the original Enterasys Subsidiary options, divided by 1.39105 to reflect the effect of the merger.

Upon grant, the replacement options to purchase shares of the Company's common stock granted to Messrs. Fiallo, Haines, Riddle and Shanahan were vested to the same extent as their respective original Enterasys Subsidiary options were provisionally vested, measured as a percentage of the total number of shares subject to each grant. The remainder of the replacement options vest along the provisional vesting schedule of the original Enterasys Subsidiary options, again measured as a percentage of the total number of shares subject to each option. The replacement options granted to Messrs. Patel, Jaeger and Kirkpatrick were fully exercisable on the date of grant and remain exercisable for a period of ten years from the date of grant of the original option.

On August 9, 2002, the Company sold its Aprisma subsidiary and all outstanding options to purchase shares of Aprisma were cancelled.

Report of the Incentive Compensation Committee on Executive Compensation

The Company's executive compensation program is administered by the Board of Directors. The Board's Incentive Compensation Committee determines the recipients and terms of all grants of stock-based incentive awards under the Company's 1998 Equity Incentive Plan and administers the Company's 2001 Equity Incentive Plan and 1995 and 1989 Employee Stock Purchase Plans. For the transition year ended December 29, 2001, the Incentive Compensation Committee was comprised of Mr. Duncan and former directors Messrs. Donald McGuinness and Michael Myerow from March 4, 2001 to August 6, 2001 and comprised of Messrs. Duncan and Huston since August 6, 2001. This report is submitted by the Incentive Compensation Committee of the Board of Directors and addresses the Company's compensation policies for the transition period ended December 29, 2001 as they affected the Company's executive officers.

Executive Officer Compensation

The Company's executive compensation program is designed to attract, retain and reward executives who are capable of leading the Company in achieving its business objectives in the competitive and rapidly changing computer networking industry. The compensation program is based on the philosophy that cash compensation should vary with the performance of the Company and any long-term incentive should closely align the officers' interests with the interests of the Company's stockholders.

Compensation for the executive officers consists of base salary, an incentive cash bonus segment and a stock-based incentive segment. In setting base salary levels, the Board of Directors reviews compensation for competitive positions in the industry and the historical compensation levels of the executives. Increases in annual salaries year-to-year are based upon corporate performance and merit ratings measured by actual individual performance and various subjective performance criteria. The Board does not formally weigh these factors.

The Company has established an incentive cash bonus program for its managerial employees, including executive officers. Incentive cash bonuses are awarded quarterly based on objective and subjective performance goals individually tailored for each participant. Objective performance goals typically include specific targets for financial performance, such as revenue and expenses, and operating measurements, such as improvements in inventory management and logistics. An executive's quarterly incentive bonus may also depend upon discretionary criteria, such as mix of products sold, end-of-quarter backlog, product returns and other factors related to the executive's operating unit. On an annualized basis, target incentive cash bonus awards for the executive officers named in the Summary Compensation Table, other than Messrs. Fiallo and Patel, were 50% of the executive's base salary. Incentive award payments for Messrs. Fiallo and Patel are discussed below under the section titled *"Chief Executive Officer Compensation."* In addition to incentive cash bonuses, Messrs. Patel, Jaeger and Kirkpatrick received special cash bonuses for their efforts in connection with Company's continued transformation of its business, including their efforts in conjunction with the initial public offering of Riverstone, the spin-off of Riverstone and the merger of the Enterasys Subsidiary into the Company. Pursuant to agreements entered into with the Company prior to their August 6, 2001 departure, Mr. Patel received a special bonus of $300,000, and Messrs. Jaeger and Kirkpatrick each received a special bonus of $100,000. In addition, pursuant to these agreements, Messrs. Patel, Jaeger and Kirkpatrick received lump sum cash payments totaling $1,350,000, $467,000 and $535,000, respectively, in connection with their resignations as executive officers of the Company. These agreements are discussed in more detail on page 23 of this Proxy Statement.

The Company also seeks to provide long-term compensation through its stock-based incentive compensation program. Stock options are granted to aid in the retention of key employees, including eligible executive officers, and to align the interests of key employees with those of stockholders. Stock options are granted at an exercise price equal to the fair market value on the date of grant. Stock options are granted to key employees, including the executive officers, based on current performance, anticipated future contribution based on such performance, ability to contribute to the achievement of the Company's strategic goals and objectives, awards generally made to persons in comparable positions in the industry, and the individual's current level of Company stock holdings.

Consistent with the parameters of the Company's stock-based incentive compensation program, Messrs. Haines, Riddle, Shanahan and Skubisz were awarded stock-based incentives. Details on stock options granted to the named executive officers during the transition period ended December 29, 2001 are provided in the table entitled *"Option Grants in the Last Fiscal Year."*

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits to $1 million the tax deduction a public company may claim in any taxable year for compensation to the chief executive officer and the four other most highly compensated executive officers unless certain conditions related to such compensation are satisfied. The Incentive Compensation Committee takes into account the regulations under Internal Revenue Code Section 162(m) issued by the Internal Revenue Service. However, the Incentive Compensation Committee intends to continue basing its executive compensation decisions primarily upon performance achieved, both corporate and individual, while retaining the right to make subjective decisions and to award compensation that may or may not meet all of the Internal Revenue Service's requirements for deductibility.

Chief Executive Officer Compensation

Mr. Fiallo was appointed Chairman, President and Chief Executive Officer effective as of August 6, 2001, and served in that capacity throughout the remainder of the transition period ended December 29, 2001. During this transition period, cash compensation for Mr. Fiallo consisted of a base salary of $253,847 and quarterly incentive cash bonuses that totaled $200,500, or approximately 79% of his base salary. Mr. Fiallo's target annual incentive cash bonus was 125% of his base salary. Mr. Fiallo's quarterly bonuses were determined in the discretion of the Incentive Compensation Committee based upon the factors the Incentive Compensation Committee deemed appropriate. These factors included corporate financial performance of the Company, overall performance of the Company as measured against various operating goals and the performance of the Company's stock price. In setting Mr. Fiallo's overall salary, incentive award targets and stock compensation levels, the Incentive Compensation Committee considered current compensation levels for the Company's executive officers and Mr. Fiallo's level of responsibility.

Mr. Patel served as the Company's Chairman, President and Chief Executive Officer until his resignation effective as of August 6, 2001. During the transition period ended December 29, 2001, cash compensation for Mr. Patel consisted of a base salary of $569,077 and quarterly incentive cash bonuses that totaled $300,000, or approximately 53% of his base salary. Mr. Patel's target annual incentive cash bonus was 100% of his base salary. Mr. Patel's quarterly bonuses were determined in the discretion of the Incentive Compensation Committee based upon the factors the Incentive Compensation Committee deemed appropriate. These factors included corporate financial performance of the Company, overall performance of the Company as measured against various operating goals and the performance of the Company's stock price. In addition, pursuant to an agreement with the Company entered into prior to his August 6 departure, Mr. Patel received a special bonus of $300,000, or approximately 53% of his base salary, for his efforts in connection with Company's continued transformation of its business, including his efforts in conjunction with the initial public offering of Riverstone, the spin-off of Riverstone and the merger of the Enterasys Subsidiary into the Company. Pursuant to this agreement, Mr. Patel also received a lump sum cash payment totaling $1,350,000 in connection with his resignation as an executive officer of the Company. In setting Mr. Patel's overall salary, incentive award targets and stock compensation levels, the Incentive Compensation Committee considered current compensation levels for the Company's executive officers and Mr. Patel's level of responsibility.


Incentive Compensation Committee

Paul R. Duncan
Edwin A. Huston


Change-in-Control Severance Benefit Plans for Key Employees

The Company's Plan

The Company has amended, restated and renamed its 2002 Change-in-Control Severance Benefit Plan for Key Employees effective as of April 26, 2002. The plan provides severance benefits for various key employees designated by the Board, including each of the executive officers named in the Summary Compensation Table, in the event of specified terminations of employment following a "change in control" (as defined below).

Pursuant to the plan, if a participant's employment is terminated for reasons deemed to be without cause or by the participant for reasons deemed to be valid under the plan within the 18-month period following a change in control, the participant will receive the following severance benefits from the Company:

- an amount equal to the annual base salary of the participant in effect immediately before the date of termination or immediately before the change in control, whichever is higher;

- an amount equal to the highest aggregate amount of bonus paid to the participant in cash (or, if not paid in cash, deferred) in any one of the three most recent fiscal years ended before the termination or the participant's target incentive bonus for the fiscal year in which the change in control occurs, whichever is higher;

- a pro-rated portion of the target incentive bonus of the participant for the fiscal year in which the termination occurs, adjusted for periods for which the participant has already been paid amounts under the incentive bonus arrangement;

- accelerated vesting of participant's options to purchase shares of the Company's common stock, such that the number of options that would have become vested and exercisable during the seven months (or for those four participants, including Mr. Haines, who were participants in the Cabletron change-in-control plan, the eighteen months) following the participant's termination of employment will become immediately vested and exercisable for a period of 90 days;

- the right to continue to participate in the Company's medical, dental and life insurance plans or programs for a period of one year following termination; and

- a gross-up payment which will apply if amounts paid to a participant would be effectively reduced by a federal excise tax on excess parachute payments, in which case a participant will be entitled to receive additional cash so that the participant will have received the amount that the participant would have received in the absence of any parachute tax after the participant has paid the parachute taxes.

A change in control under the plan generally includes the following events:

- a person or group becomes the beneficial owner of thirty percent (30%) or more of the then outstanding shares of the Company's common stock or the combined voting power voting power of the Company's then outstanding voting securities entitled to vote for the election of directors;

- directors at the time of adoption of the plan, or later approved by the Board, cease to constitute a majority of the Company's Board;

- a merger, consolidation or other reorganization involving the Company, or a sale or other disposition of all or substantially all of the assets of the Company, other than certain defined transactions; or

- approval by the stockholders of a complete liquidation or dissolution of the Company.

The Aprisma Plan

Aprisma also adopted a change-in-control plan, in which Mr. Skubisz participated. The plan was substantially similar to the Company's 2002 plan described above. The plan provided that if a participant is eligible to receive cash severance benefits under both the Aprisma change-in-control plan and any of the Company's change-in-control plans or programs, the participant shall only receive cash severance benefits under the Aprisma change-in-control plan. On August 9, 2002, the Company completed the sale of Aprisma. Following this transaction, the Company has no further obligation to Mr. Skubisz under its or Aprisma's change-in-control plans.

Consulting Arrangements

In connection with their resignations as executive officers of the Company, in September 2001 the Company entered into consulting arrangements with Messrs. Patel and Jaeger to provide strategic advice and assistance to the Company, Riverstone and Aprisma for a period of one year. Pursuant to Mr. Patel's consulting arrangement, Mr. Patel received weekly compensation of $6,000 though December 31, 2001 and weekly compensation of $3,000 from January 1, 2002 through September 2, 2002. Pursuant to Mr. Jaeger's consulting arrangement, Mr. Jaeger received weekly compensation of $3,000 through December 31, 2001 and weekly compensation of $1,500 from January 1, 2002 through September 2, 2002.

Separation Agreements

In connection with Mr. Patel's resignation and termination of employment with the Company, Mr. Patel received lump sum severance payments totaling $1,350,000 and a $385,000 promissory note delivered to the Company by Mr. Patel on April 12, 2000, plus $38,939 of interest on this promissory note, was forgiven. Pursuant to an agreement with the Company, half of the severance amount was paid to Mr. Patel on August 3, 2001 and, in consideration of his compliance with the terms of the agreement, half was paid to Mr. Patel on January 2, 2002.

In connection with Mr. Jaeger's resignation and termination of employment with the Company, Mr. Jaeger received a lump sum severance payment of $467,000 and the remaining principal balance of $93,750 on a promissory note in the original principal amount of $125,000, delivered to the Company by Mr. Jaeger on January 1, 2000, was forgiven. Pursuant to an agreement with the Company, half of the severance amount was paid to Mr. Jaeger on August 3, 2001 and, in consideration of his compliance with the terms of the agreement, half was paid to Mr. Jaeger on January 2, 2002.

In connection with Mr. Kirpatrick's resignation and termination of employment with the Company, Mr. Kirpatrick received a lump sum severance payment of $535,000 and the remaining principal balance of $93,750 on a promissory note in the original principal amount of $125,000, delivered to the Company by Mr. Kirkpatrick on June 15, 2000, was forgiven. Pursuant to an agreement with the Company, half of the severance amount was paid to Mr. Kirkpatrick on August 3, 2001 and, in consideration of his compliance with the terms of the agreement, half was paid to Mr. Kirkpatrick on January 2, 2002.

In connection with Mr. Kirkpatrick's resignation and termination of employment with Aprisma, effective as of March 29, 2002, Aprisma and Mr. Kirkpatrick entered into a Separation Agreement and Release. Pursuant to the agreement, Mr. Kirkpatrick received a lump sum severance payment of $315,000 and a $200,000 promissory note delivered to the Company by Mr. Kirkpatrick on June 1, 2000 was forgiven.

In connection with Mr. Fiallo's resignation and termination of employment effective as of April 5, 2002, the Company and Mr. Fiallo entered into a Separation Agreement and Release. Pursuant to the agreement, Mr. Fiallo is entitled to receive $9,615 per week for a period of twelve months from April 5, 2002, subject to his compliance with the terms of the agreement. In addition, a $100,000 promissory note delivered to the Company by Mr. Fiallo on August 23, 1999 and a $125,000 promissory note delivered to the Company by Mr. Fiallo on January 1, 2000 were forgiven. Options granted to Mr. Fiallo for the purchase of 1,081,971 shares of common stock of the Company were vested on April 5, 2002 and were thereafter exercisable in

23

accordance with their terms. All 933,316 unvested options held by Mr. Fiallo terminated on April 5, 2002. All 1,081,971 vested options held by Mr. Fiallo terminated unexercised on July 4, 2002.

In connection with Mr. Riddle's resignation and termination of employment effective as of April 5, 2002, the Company and Mr. Riddle entered into a Separation Agreement and Release. Pursuant to the agreement, Mr. Riddle is entitled to receive $8,779 per week for the period of twelve months from April 5, 2002, subject to his compliance with the terms of the agreement. In addition, a $100,000 promissory note delivered to the Company by Mr. Riddle on September 6, 2001 was forgiven. Options granted to Mr. Riddle for the purchase of 131,859 shares of common stock of the Company were vested on April 5, 2002 and were thereafter exercisable in accordance with their terms. All 355,007 unvested options held by Mr. Riddle terminated on April 5, 2002. All 131,859 vested options held by Mr. Riddle terminated unexercised on July 4, 2002.

In connection with Mr. Shanahan's resignation and termination of employment effective as of May 31, 2002, the Company and Mr. Shanahan entered into a Separation Agreement and Release. Pursuant to the agreement, Mr. Shanahan received $4,231 per week for the period from May 31, 2002 through August 31, 2002 plus a lump sum payment of $220,000 within ten days of August 31, 2002. Options granted to Mr. Shanahan for the purchase 131,422 shares of common stock of the Company, 1,000 shares of common stock of GNTS and 1,000 shares of the common stock of Aprisma were vested on May 31, 2002 and were thereafter exercisable in accordance with their terms. All 216,623 unvested options held by Mr. Shanahan terminated on May 31, 2002. All 1,000 vested options to purchase shares of Aprism's common stock held by Mr. Shanahan were cancelled on August 9, 2002 in connection with the sale of Aprisma. All 131,422 vested options to purchase shares of the Company's common stock and shares of GNTS common stock held by Mr. Shanahan terminated unexercised on August 29, 2002.

COMPARISON OF STOCKHOLDER RETURN

The graph below compares cumulative total stockholder returns for the Company for the preceding four fiscal years and the transition period ended December 29, 2001 with the Standard & Poor's ("S&P") 500 Index and the S&P Networking Equipment Index. The industry index included in the Company's 2001 Proxy Statement was the S&P Communications Equipment Index, which has been discontinued by S&P. The graph assumes the investment of $100 at the commencement of the measurement period with dividends reinvested. No cash dividends have been declared or paid on the Company's common stock. On August 6, 2001, the Riverstone spin-off occurred. The distribution of Riverstone shares to the Company's stockholders is treated as a special dividend for purposes of calculating stockholder return. It is assumed that the shares of Riverstone received in the Riverstone distribution were sold at the when-issued closing market price on August 6, 2001 and all of the proceeds were reinvested in shares of the Company's common stock at the when-issued closing market price on the same date. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN, FROM FEBRUARY 28, 1997 THROUGH DECEMBER 28, 2001



Cumulative Total Return

	2/97	2/98	2/99	2/00	2/01	12/01
Enterasys Networks, Inc.	100	51.45	26.97	162.66	44.65	44.18
S&P 500	100	135.00	161.65	180.61	165.80	155.25
S&P Networking Equipment Index	100	150.36	286.17	796.61	279.10	216.47

Each of the Report of the Incentive Compensation Committee on Executive Compensation, the report of the Audit Committee and the Performance Graph set forth above shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

CERTAIN TRANSACTIONS

Strategic Investors

In connection with an investment on August 29, 2000 totaling $87.8 million by an investor group led by Silver Lake Partners, L.P. ("Silver Lake") (collectively, the "Strategic Investors") in the Company and its four separate operating subsidiaries, the Company and the operating subsidiaries issued certain securities to the Strategic Investors, as described below. Mr. Davidson, a director of the Company, is a Managing Member of Silver Lake.

On August 29, 2000, the Company issued to the strategic investors (i) 65,000 shares of its 4% Participating Convertible Series A Preferred Stock ("Series A Preferred Stock") at an initial conversion rate of $40.00 per share and 25,000 shares of its 4% Participating Convertible Series B Preferred Stock ("Series B Preferred Stock") at an initial conversion value of $30.00 per share, both of which are participating redeemable convertible preferred stock, and (ii) Class A Warrants to purchase up to 250,000 shares of the Company's common stock for an initial exercise price of $45.00 per share and Class B Warrants to purchase up to 200,000 shares of the Company's common stock for an initial exercise price of $35.00 per share. The Strategic Investors also agreed to purchase, and received certain rights to purchase, securities in each of the Company's operating subsidiaries. In addition, the Company agreed to (i) issue to the Strategic Investors additional warrants upon the occurrence of certain events relating to the operating subsidiaries, including the sale of an operating subsidiary or the failure of an operating subsidiary to consummate an IPO and (ii) cause each of the four operating subsidiaries to issue to the Strategic Investors additional rights to purchase shares of its common stock upon the occurrence of certain events relating to the operating subsidiaries.

In connection with the original transaction, the Company granted certain registration rights to the Strategic Investors. Pursuant to these rights, at any time Strategic Investors that hold 25% or more of the Company's common stock issued upon exercise of the common stock purchase rights or warrants described above may request that the Company register such shares of common stock, subject to the right, upon the advice of underwriters, to reduce the number of shares proposed to be registered ratably among the demanding holders. The Company is obligated to effect only two registrations pursuant to such a request. In addition, the Strategic Investors have unlimited rights to request that shares be included in any registration by the Company of its preferred stock or common stock, other than registrations of employee benefit plans and certain other limited exceptions.

As described in more detail above in the section titled *"Information with Respect to the Board of Directors and Committee Organization — Nomination of Directors,"* Silver Lake has the right to nominate a representative to the Company's Board of Directors.

Transactions Since the Original Investment

On February 16, 2001, Riverstone completed an initial public offering in which Riverstone issued 10,000,000 of its common shares to public shareholders for net proceeds of approximately $108.8 million. In connection with the Riverstone initial public offering, the Strategic Investors exercised their Riverstone common stock purchase rights and purchased 5,401,970 shares of Riverstone common stock for aggregate cash consideration of approximately $46.6 million. Certain of the stock purchase rights were exercised through the conversion of a portion of the rights based upon the differences between the market value and the exercise price of the rights. The Strategic Investors also received warrants to purchase 104,167 shares of Riverstone common stock for $12.00 per share, the initial public offering price.

On July 12, 2001, the Company and the Strategic Investors entered into a Securities Exchange Agreement pursuant to which all 65,000 outstanding shares of Series A Preferred Stock were exchanged for 65,000 shares of Series D Preferred Stock and all 25,000 outstanding shares of Series B Preferred Stock were exchanged for 25,000 shares of Series E Preferred Stock. The Series D Preferred Stock and the Series E Preferred Stock are 4% participating redeemable convertible preferred stock with initial conversion values of $40 and $30 per share, respectively. The shares of Series D and E Preferred Stock have certain preferential rights and features which are described in the Certificate of Designation, Preferences and Rights of the

Series D and Series E Participating Convertible Preferred Stock. In addition, the Company and the Strategic Investors entered into a First Amendment to Amended and Restated Securities Purchase Agreement, Standstill Agreement and Registration Rights Agreement, pursuant to which they agreed, among other things, to amend certain terms of the investment agreements in contemplation of the distribution of the Company's shares of Riverstone common stock to its stockholders and the merger of the Enterasys Subsidiary into the Company.

On August 6, 2001, the Company distributed its shares of Riverstone common stock to its stockholders and merged the Enterasys Subsidiary into the Company. In connection with the distribution and merger, and pursuant to the July 12, 2001 amendment, (i) Riverstone issued to the Strategic Investors additional warrants for the purchase of Riverstone common stock, (ii) the exercise price per share of the Class A warrants was reduced to $28.424 and the exercise price per share of the Class B warrants was reduced to $22.108, and (iii) the subsidiary stock purchase rights issued to the Strategic Investors by the Enterasys Subsidiary were cancelled and, in replacement, the Strategic Investors received warrants to purchase 7,400,000 shares of the Company's common stock at an aggregate exercise price of $45,880,000, or $6.20 per share.

Indebtedness of Management

On August 23, 1999, the Company entered into an interest-free promissory note with Mr. Fiallo in the amount of $100,000. The outstanding principal balance on the note of $100,000 was forgiven by the Company in connection with Mr. Fiallo's resignation and termination of employment in April 2002.

On January 1, 2000, the Company entered into interest-free promissory notes with each of Messrs. Fiallo and Jaeger, each for the principal amount of $125,000. The Company entered into a similar promissory note with Mr. Kirkpatrick on June 15, 2000. Pursuant to the terms of the notes, the Company forgave 25% of the original principal balance of the notes on January 1, 2001 for Messrs. Fiallo and Jaeger and on February 28, 2001 for Mr. Kirkpatrick. In connection with the merger of the Enterasys Subsidiary into the Company, on August 6, 2001, the Company forgave the remaining original principal balance of the notes issued by Messrs. Fiallo, Jaeger and Kirkpatrick of $93,500.

On April 12, 2000, the Company entered into a promissory note with Mr. Patel in the principal amount of $385,000 bearing interest at a rate of 6.46% per year. The proceeds of the note were to be applied to the payment of taxes owed by Mr. Patel relating to the shares of the Company he received in connection with the Company's acquisition of Yago Systems in 1998. On August 6, 2001, the Company forgave the outstanding principal and all accrued interest on the note of $427,742.

On June 1, 2000, the Company entered into a promissory note with Mr. Kirkpatrick for the principal amount of $200,000 bearing interest at a rate of 8% per year. The outstanding principal balance and all accrued interest on the note of $229,246 was forgiven by the Company in connection with Mr. Kirkpatrick's resignation and termination of employment in April 2002.

On September 6, 2001, the Company entered into an interest-free promissory note with Mr. Riddle for the principal amount of $100,000. The outstanding principal balance on the note of $100,000 was forgiven by the Company in connection with Mr. Riddle's resignation and termination of employment in April 2002.

PROPOSAL 2: APPROVAL OF AMENDMENT TO 1998 EQUITY INCENTIVE PLAN

The 1998 Equity Incentive Plan (the "1998 Incentive Plan") was adopted by the Board of Directors and the shareholders in July of 1998. It was established to enable the Company to attract and retain key employees and other persons or entities who are in a position to make significant contributions to the success of the Company and its subsidiaries, through ownership of shares of Common Stock of the Company. The 1998 Incentive Plan is administered by the Incentive Compensation Committee of the Board of Directors. As of October 31, 2002, there were outstanding options to purchase 7,458,901 shares of Common Stock and only 4,528,784 shares remained available for grant.

In October 2002, the Board of Directors voted to amend, subject to stockholder approval, the 1998 Incentive Plan to increase the number of shares of common stock available for grant thereunder by 5,000,000 shares, from 14,500,000 to 19,500,000. The Board of Directors believes that an increase in the number of shares of common stock under the 1998 Incentive Plan is warranted in order to provide sufficient shares to continue to attract, retain and provide appropriate incentive compensation to employees. If the amendment to the 1998 Incentive Plan is not approved, the Company may become unable to provide suitable equity-based incentives to present and future employees and may have difficulty attracting and retaining experienced employees. The proposed approval of the amendment to the 1998 Incentive Plan will not take effect unless it is approved by the affirmative vote of the holders of at least a majority of the shares of Capital Stock present or represented by proxy and entitled to vote on this matter at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE AMENDMENT OF THE COMPANY'S 1998 INCENTIVE PLAN.

Description of the 1998 Incentive Plan

The following is a brief summary of the 1998 Incentive Plan, a copy of which is attached as Annex A to this Proxy Statement as the plan is proposed to be amended. The following summary is qualified in its entirety by reference to the 1998 Incentive Plan.

Administration. The 1998 Incentive Plan is administered by a committee of the Board of Directors designated for such purpose, currently the Incentive Compensation Committee (the "Committee"), which has the right to determine any matters that may arise regarding the interpretation and application of the provisions of the 1998 Incentive Plan and to make, administer, and interpret such rules and regulations as it deems necessary or advisable. The Committee may delegate to one or more senior officers of the Company who are also directors of the Company any of its duties under the 1998 Incentive Plan, subject to such conditions and limitations as the Committee may prescribe.

Available Shares. Subject to appropriate adjustment for stock dividends, stock splits or combinations, recapitalizations and the like, the maximum number of shares of common stock that may be delivered pursuant to the exercise of awards ("Awards") granted under the 1998 Incentive Plan is 14,500,000 shares, and, if this Proposal 2 is approved, shall increase to 19,500,000 shares. The stock to be delivered under the 1998 Incentive Plan may be either shares of authorized but unissued common stock or shares of reacquired common stock.

Eligibility. Each key employee of the Company or any of its subsidiaries or affiliates and each other individual or entity, including directors of the Company, who, in the opinion of the Committee, is in a position to make a significant contribution to the success of the Company or its subsidiaries is eligible to receive Awards under the 1998 Incentive Plan. The 1998 Incentive Plan limits to 2,000,000 the maximum number of shares for which options and stock appreciation rights may be granted to any participant during any three-calendar-year period.

Options. Awards giving the recipient the right on exercise thereof to purchase shares of the Company's common stock ("Options") may be awarded to eligible individuals. Both "incentive stock options" ("ISOs") as defined in Section 422(b) of the Code and Options that are not ISOs ("Nonstatutory Options") may be awarded as set forth in the 1998 Incentive Plan.

Exercise Price. The exercise price of an Option will be determined by the Committee. However, the exercise price of an ISO, or a Nonstatutory Option intended to qualify for the performance-based compensation exception under Internal Revenue Code 162(m), other than performance awards as described below, may not be less than 100% of the fair market value of the common stock at the time of grant.

Exercise of Options. An Option will become exercisable at such time or times, and on such conditions, as the Committee may specify. The Committee may at any time and from time to time accelerate the time at which all or any part of the Option may be exercised.

Term of Options. The term of each Option may be set by the Committee but cannot exceed ten years from the date of grant.

Payment for Stock. The exercise price of an Option may be paid in cash, by check, bank draft or money order, or, if permitted by the Committee and subject to certain additional limitations, by tendering shares of common stock held for at least six months, by use of a promissory note, or by delivery of an undertaking by a broker to deliver the exercise price.

Stock Appreciation Rights. Stock appreciation rights ("SARs") may be granted under the 1998 Incentive Plan either alone or in tandem with Options. Each SAR entitles the holder upon exercise to receive an amount in cash or common stock or a combination thereof (such form to be determined by the Committee) determined in whole or in part by reference to appreciation in the fair market value of a share of common stock. SARs may be based solely on the appreciation in the fair market value of the common stock or a comparison of such appreciation with some other measures of market growth. If an SAR is granted in tandem with an Option, the SAR will be exercisable only to the extent the Option is exercisable. To the extent the Option is exercised, the accompanying SAR will cease to be exercisable, and vice versa. The 1998 Incentive Plan limits to 2,000,000 the maximum number of shares for which SARs may be awarded to any participant in any three-calendar-year period.

Restricted Stock. The 1998 Incentive Plan also allows for awards of nontransferable shares of restricted common stock subject to forfeiture conditions specified by the Committee as well as of unrestricted shares of common stock. Except as otherwise determined by the Committee, shares of restricted common stock may not be transferred until the end of the applicable restriction period and the satisfaction of any other conditions established by the Committee.

Other Stock-Based Awards and Performance Awards. The Committee may grant other types of Awards under which stock is or may in the future be acquired subject to the terms of the 1998 Incentive Plan. The 1998 Incentive Plan also provides that the Committee may grant Awards which impose the condition that performance goals be met prior to the realization of any vesting, payment or benefit under an Award. The Committee may also entitle a participant to receive an amount in cash upon the attainment of specified performance goals. In the case of performance awards intended to qualify for the performance-based compensation exception to the $1,000,000 deduction limitation under Section 162(m) of the Code, benefits under the Award must be conditioned upon the attainment of pre-established performance goals or measures that are based on specified performance criteria approved by the stockholders of the Company in 1998. The maximum number of shares subject to performance awards (other than cash incentives) that may be awarded under the 1998 Incentive Plan to any participant during any three-calendar-year period is 2,000,000. The maximum performance-based cash incentives that may be payable under the 1998 Incentive Plan to any participant for any year is $1,000,000.

Termination of Service. Except in certain circumstances described in the 1998 Incentive Plan, if a participant who is an employee ceases to be an employee for any reason other than death, or there is a termination of the relationship (other than by reason of death) in respect of which a participant who is a non-employee was granted an Award under the 1998 Incentive Plan (a "Status Change"), then all Options and SARs held by the participant that were not exercisable immediately prior to the Status Change shall terminate at the time of the Status Change and those Options and SARs that were exercisable immediately prior to the Status Change shall remain exercisable for a period of ninety days from the date of the Status Change. All Restricted Stock held by a participant at the time of a Status Change must be transferred to the Company.

Any payment or benefit under other Awards to which the participant was not irrevocable entitled prior to the Status Change will be forfeited and the Award canceled as of the date of the Status Change.

Term of the Plan. No Award may be granted under the 1998 Incentive Plan after May 14, 2008, but Awards previously granted may extend beyond that date.

Amendment and Termination. At any time, the Committee may amend the 1998 Incentive Plan or any outstanding Award, or terminate the 1998 Incentive Plan as to any future grants of Awards; however, no amendment for which shareholder approval is required by the Code will be effective unless shareholder approval is received.

Certain Corporate Transactions. In the case of a merger, consolidation or certain other transactions, all outstanding Awards will terminate. The Committee may, in its discretion, prior to the effective date of the transaction, cause unvested Awards to vest, remove performance conditions, remove restrictions, provide for replacement Awards, or arrange to have the surviving or acquiring entity assume the Awards. Upon a Sale (as defined in the 1998 Incentive Plan) of the Company, each Award granted prior to the Sale shall be vested immediately prior to the Sale for the number of shares for which the Award would have been vested by the end of the ten-month period following the Sale had the participant holding the Award immediately prior to the Sale continued in service during such ten-month period.

Federal Income Tax Consequences

The following discussion summarizes certain United States federal income tax consequences of the issuance and receipt of Options under the 1998 Incentive Plan. The summary does not describe the tax consequences associated with other Awards, nor does it purport to cover federal employment tax or other federal tax consequences, or state, local or foreign tax consequences that may be associated with the 1998 Incentive Plan.

Incentive Stock Options. In general, an optionee realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and makes available a corresponding deduction to the Company) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

In general, an ISO that is exercised more than three months after termination of employment is treated as a Nonstatutory Option. (Special rules apply in the case of permanent disability or death.) ISOs are also treated as Nonstatutory Options to the extent that, in the aggregate, they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

Nonstatutory Options. In general, in the case of a Nonstatutory Option, the optionee has no taxable income at the time of grant but realizes ordinary income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is available to the Company. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss for which the Company is not entitled to a deduction.

Change in Control. In the event of a change in control of the Company, certain payments in the nature of compensation to officers, highly compensated employees, or shareholders, if contingent on the change in control, could be nondeductible to the Company and subject to an additional 20% tax. Awards under the 1998 Incentive Plan that are made or that vest or become payable in connection with a change in control may be required to be taken into account in determining whether these penalties apply.

Under Section 162(m) of the Code, certain remuneration in excess of $1,000,000 may be nondeductible if paid by a publicly traded corporation to any of its chief executive officer or other four most highly compensated officers. Option awards under the 1998 Incentive Plan, assuming an exercise price not less than fair market value on the date of grant, are intended to be eligible for exemption from the Section 162(m) deduction limit.

Stock Options Granted Under the 1998 Incentive Plan since its Inception

The following table sets forth as of October 31, 2002 all stock-based awards granted under the 1998 Incentive Plan since its inception to (i) each of the executive officers named in the Summary Compensation Table on page 14, (ii) each person who has received five percent or more of the stock-based awards granted under the 1998 Incentive Plan, (iii) all current executive officers of the Company as a group, (iv) all current directors who are not executive officers as a group and (v) all employees who are not executive officers or directors of the Company as a group. Future awards are in the discretion of the Board of Directors and cannot be determined at this time. Non-employee directors of the Company are eligible to receive stock-based awards under the 1998 Incentive Plan.

Name and Principal Position	Number of Shares Represented by Stock-Based Awards(1)
Piyush G. Patel	450,001*
Former Chairman, President and Chief Executive Officer	
Enrique P. Fiallo	201,515*
Former Chairman, President and Chief Executive Officer	
Eric Jaeger	213,304*
Former Executive Vice President	
David J. Kirkpatrick	107,500*
Former Chief Financial Officer and Chief Operating Officer	
Jerry A. Shanahan	55,499*
Former Chief Operating Officer	
Michael A. Skubisz	110,000*
Former President of Aprisma	
James E. Riddle	0
Former Executive Vice President Worldwide Marketing	
Gerald M, Haines II	331,287(2)
Executive Vice President of Strategic Affairs, Chief Legal Officer and Secretary	
All Current Executive Officers	2,421,287(3)
All Current Directors who are not Executive Officers	250,100(4)
All Employees who are not Current Executive Officers or Directors	18,533,206(5)

_____

*   These options are no longer outstanding.

(1)   Stock-based awards consist solely of stock options. No person has received 5% or more of the stock-based awards granted under the plan.

(2)   Of this amount, options to purchase 249,100 shares remained outstanding at October 31, 2002.

(3)   Of this amount, options to purchase 2,339,100 shares remained outstanding at October 31, 2002.

(4)   Of this amount, options to purchase 100,000 shares remained outstanding at October 31, 2002.

(5)   Of this amount, options to purchase 5,019,801 shares remained outstanding at October 31, 2002.

PROPOSAL 3: APPROVAL OF ADOPTION OF 2002 EMPLOYEE STOCK PURCHASE PLAN

In August 2002, the Board of Directors, subject to stockholder approval, voted to adopt the Company's 2002 Employee Stock Purchase Plan (the "2002 ESPP") and authorize the issuance of up to 5,000,000 shares of common stock for purchase under the 2002 ESPP. Although the Company currently has two existing employee stock purchase plans, the 1989 Employee Stock Purchase Plan and the 1995 Employee Stock Purchase Plan, the Company expects that, after the exercise of existing rights to purchase common stock when the current plan periods end, there will be no further shares available for issuance under these plans, and these plans will terminate in accordance with their terms.

The Board of Directors believes that an employee stock purchase plan is necessary to continue to attract, retain and provide incentive compensation to employees. If the 2002 ESPP is not approved, the Company may become unable to provide suitable equity-based incentives to present and future employees and may have difficulty attracting and retaining experienced employees. The proposed approval of the adoption of the 2002 ESPP will not take effect unless it is approved by the affirmative vote of the holders of at least a majority of the shares of Capital Stock present or represented by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE ADOPTION OF THE COMPANY'S 2002 EMPLOYEE STOCK PURCHASE PLAN.

Description of the 2002 Employee Stock Purchase Plan

The following is a brief summary of the 2002 ESPP, a copy of which is attached as Annex B to this Proxy Statement. The following summary is qualified in its entirety by reference to the 2002 ESPP.

Administration. The 2002 ESPP will be administered by the Board of Directors, which will have the right to determine any matters that may arise regarding the interpretation and application of the provisions of the 2002 ESPP and to make, administer, and interpret such rules and regulations as it deems necessary or advisable. The Board of Directors may delegate any of its administrative responsibilities under the 2002 ESPP, and has delegated its responsibilities to the Incentive Compensation Committee (the "Committee").

Available Shares. Subject to appropriate adjustment for stock dividends, stock splits or combinations, recapitalizations and the like, the maximum number of shares of common stock that may be delivered pursuant to the exercise of options granted under the 2002 ESPP is 5,000,000 shares. The stock to be delivered under the 2002 ESPP may be either shares of authorized but unissued common stock or shares of reacquired common stock, as the Board of Directors or the Committee may determine.

Eligibility. All employees of the Company, totaling approximately 1,686 as of September 30, 2002, or of any subsidiary of the Company that is designated by the Board of Directors as a participating employer are eligible to participate in the 2002 ESPP. However, no employee who owns or holds options to purchase, or as a result of his or her participation in the 2002 ESPP would own or hold options to purchase, 5% or more of the Company's common stock may participate in the 2002 ESPP.

Participation. Participation in the 2002 ESPP is voluntary. Unless changed by the Board of Directors, or the Committee, each offering of common stock under the 2002 ESPP will be for a period of approximately six months ending on the fourth Saturday in January and July of each year, respectively, with the next option period beginning on the Sunday immediately following the last day of the option period just ended. The first option period will begin on January 26, 2003 and end on July 26, 2003. Participation in the 2002 ESPP is limited to eligible employees who authorize payroll deductions pursuant to the 2002 ESPP. Payroll deductions may not be less than 2% or exceed 20% of an employee's compensation (as defined for purposes of the 2002 ESPP). All amounts deducted in accordance with a participant's payroll deduction authorization will be credited to a non-interest bearing withholding account maintained on the Company's books in the participant's name. A participant may change the percentage level of payroll deductions for a future option period and once during any option period may reduce future deductions for the current period. A participant's payroll deduction authorization will remain in effect for future option periods until changed or revoked.

Purchase Price. Options under the 2002 ESPP are granted on the first day of the option period and are exercised, in general, on the last day of the option period. The purchase price of common stock issued pursuant to the exercise of an option under the 2002 ESPP will be 85% of the fair market value of the common stock on either the date of grant of the option or the date on which the option is exercised, whichever is less.

Purchase of Shares. The number of shares of common stock a participant purchases for any option period is determined by dividing the total amount of payroll deductions withheld from the participant's compensation by the purchase price per share, subject to the limits described in this paragraph. The number of shares of common stock a participant may purchase is limited to the lesser of (a) the number of shares of common stock determined by dividing $12,500 by the fair market value of one share of common stock (determined at the time of grant of the option) and (b) 1,200 shares (subject to appropriate adjustment for stock dividends, stock splits or combinations, recapitalizations and the like). The Board of Directors may impose additional limits for any option period.

Withdrawal from Participation. A participant may at any time prior to exercise cancel all (but not less than all) of his or her options by written notice delivered to the Company. Upon such cancellation, the balance in the participant's withholding account will be returned to the participant. Additionally, a participant may terminate his or her payroll deduction authorization as of any date by written notice delivered to the Company prior to such date. A participant who voluntarily terminates his or her payroll deduction authorization prior to the last day of an offering period will be deemed to have canceled all of his or her options then outstanding.

Termination of Employment. Upon the termination of a participant's employment with the Company for any reason other than death, the participant will cease to be a participant, any option held under the 2002 ESPP will be deemed canceled, the balance in the participant's withholding account will be returned, and the participant will have no further rights under the 2002 ESPP. If a participant's employment with the Company terminates by reason of death, his or her option will be exercised for the benefit of a beneficiary if the participant so elected prior to death.

Amendment and Termination. The Company reserves the right at any time to amend the 2002 ESPP in any manner it may deem advisable, by vote of the Board of Directors or the Committee; provided, that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will have no effect unless approved by the stockholders of the Company within twelve months before or after its adoption. The 2002 ESPP may be suspended or terminated at any time by the Board of Directors, or the Committee. In connection therewith, the Board of Directors or the Committee may provide that outstanding options will be exercisable either at the end of the current offering period or on such earlier date as the Board of Directors, or the Committee, may specify.

Federal Income Tax Consequences

The following summary description is limited to the principal U.S. federal income tax consequences under current law of participation in the 2002 ESPP, and does not attempt to describe all possible tax consequences. The 2002 ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the rules applicable to employee stock purchase plans that so qualify, a participant will realize no income either upon the grant or upon the exercise of an option awarded under the 2002 ESPP, although amounts withheld from the participant's pay to be applied toward the exercise of the option will be taxable to the participant. Upon any disposition by the participant of shares acquired upon exercise of a 2002 ESPP option, if such disposition occurs after the shares have been held for at least two years after the date of the option grant, or if the participant dies at any time while holding the shares, ordinary income will be recognized equal to the lesser of (a) the excess of the fair market value of the shares at the time of disposition or death over the purchase price, or (b) 15% of the fair market value of the shares on the date of grant of the option. Any additional gain recognized in such a disposition will be taxable as long-term capital gain. If the participant sells or otherwise disposes of the shares prior to expiration of the two-year period (a "disqualifying disposition"), he or she will recognize ordinary income equal to the amount by which the fair market value of the stock on the date the option was exercised exceeded the exercise price. Any additional gain, or any loss, recognized in the disposition will be taxable as a capital gain or loss, long-term or short-term depending on the participant's holding period in the shares. A deduction will be available to the Company with respect to any ordinary income realized by a participant in a disqualifying disposition of shares acquired under the 2002 ESPP.

Equity Compensation Plan Information

The following table provides information about the Company's equity compensation plans as of December 29, 2001. The table excludes the 5,000,000 shares of common stock that would be available for issuance under the 2002 ESPP if the 2002 ESPP is approved at the Meeting and the additional 5,000,000 shares of common stock that would be available for issuance under the 1998 Incentive Plan if the amendment to the 1998 Incentive Plan is approved at the Meeting.

| | (a) | (b) | (c) |
| | Number of Securities to be Issuable Upon Exercise of Outstanding Options, Warrants and Rights (#) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) | Number of Securities Remaining Available For Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (#) |
Plan Category			
Equity Compensation Plans Approved by Security Holders	2,073,832(1)	$10.90	11,941,231(2)
Equity Compensation Plans Not Approved by Security Holders	33,647,265(3)	$ 3.47(4)	0
Total:	35,721,088	$ 3.91	11,941,231

(1) Of this amount, at December 29, 2001, 502,129 were issued under the Enterasys 1989 Equity Incentive Plan, 100,000 were issued under the 1989 Directors Plan, 1,471,694 were issued under the 1998 Equity Incentive Plan.

(2) Of this amount, at December 29, 2001, 8,853,851 shares were available for issuance under the 1998 Incentive Plan and an aggregate of 1,412,427 shares were available for issuance under the Enterasys 1995 Employee Stock Purchase Plan and the Enterasys 1989 Employee Stock Purchase Plan. At October 31, 2002, 4,528,784 shares were available for issuance under the 1998 Incentive Plan and an aggregate of 747,238 shares were available for issuance under the 1995 and 1998 Employee Stock Purchase Plans.

(3) Of this amount, only 23,044,334 were outstanding on October 31, 2002, and no additional options may be granted under this plan. These options were issued under the 2001 Equity Incentive Plan in connection with the merger of the Enterasys Subsidiary with and into Cabletron in August 2001, and replaced options previously outstanding under the Enterasys Subsidiary 2000 Equity Incentive Plan. In exchange for previously outstanding options, and subject to their agreement to forfeit any pre-existing Cabletron stock options, holders of Enterasys Subsidiary options were granted options to purchase 1.39105 shares of Company stock for each share of the Enterasys Subsidiary covered by the previously outstanding options. The Enterasys 2001 Equity Incentive Plan is described in more detail below.

(4) The replacement options were granted at an exercise price equal to the exercise price of the original Subsidiary Plan options, divided by 1.39105 to reflect the effect of the merger.

Enterasys 2001 Equity Incentive Plan

On July 30, 2001 the Board of Directors of the Company, the sole stockholder of the Enterasys Subsidiary, adopted the Enterasys 2001 Equity Incentive Plan (the "2001 EIP") solely for the purpose of granting options to purchase shares of the Company in replacement for options to purchase shares of the Enterasys Subsidiary, as more fully described under the section titled *"Effects of Riverstone Spin, Enterasys Merger and Aprisma Sale."* No additional options may be granted under this plan. Pursuant to the 2001 EIP, each option vests and becomes exercisable at the same time or times, and subject to the same conditions, as the original Enterasys Subsidiary option to which the option relates. Accordingly, the options expire ten years from the date of grant of the original Enterasys Subsidiary option and generally vest as to one-quarter of the shares subject to the options one year from the date of grant of the original Enterasys Subsidiary option with monthly vesting of the remainder ratably over the following three years. Upon termination of employment, the unvested portion of these options terminates and the remainder remains exercisable for ninety days from the date of termination. This plan is not required to be, and has not been, approved by the Company's stockholders.

INDEPENDENT AUDITORS

The firm of KPMG LLP, independent auditors, has been selected as auditors for the Company for the fiscal year ending December 28, 2002. A representative of KPMG LLP is expected to be present at the Meeting with the opportunity to make a statement if he or she desires and to respond to appropriate questions.

Audit Fees

KPMG LLP fees for professional services rendered in connection with the audit of the Company's annual financial statements and reviews of the Company's quarterly financial statements for the transition period ended December 29, 2001 were $11.4 million.

Financial Information Systems Design and Implementation Fees

KPMG LLP did not perform any professional services in connection with the Company's financial information systems design or implementation, the operation of the Company's information system or the management of our local area network.

All Other Fees

KPMG LLP fees for all other services were $2.3 million in the aggregate, including audit-related services of $1.6 million and other non-audit services of $0.7 million. Audit-related services consist primarily of subsidiary audits and subsidiary filings with the Securities and Exchange Commission. Other non-audit services consist primarily of tax services.

The audit committee of the Board of Directors has determined that the provision of services unrelated to the audit of the Company's annual financial statements by KPMG LLP is compatible with maintaining KPMG LLP's independence.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the Company's 2003 Annual Meeting of Stockholders must be received by the Company no later than January 2, 2003 in order to be considered by the Company's management to be included in the next annual proxy statement and related proxy materials. Any such proposal must comply with the rules and regulations of the Securities and Exchange Commission.

If a stockholder wishing to present a proposal at the 2002 Annual Meeting of Stockholders (without regard to whether it will be included in the proxy materials for that meeting) fails to notify the Company by March 17, 2003, the proxies received by management for the meeting will confer discretionary authority to vote on any stockholder proposals properly presented at that meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than 10% of the Company's outstanding common stock, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with all copies of Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company believes that during the transition period ended December 29, 2001, all filing requirements were timely satisfied.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, or other information that the Company files at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov. In addition, stockholders may inspect material information concerning the Company at the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, New York 10005.

The SEC allows the Company to "incorporate by reference" information into this document, which means that the Company can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information contained directly in this document. The Company's Annual Report on Form 10-K for the transition period ended December 29, 2001, as amended, (which Annual Report and amendment accompanies this Proxy Statement) was previously filed by the Company and is incorporated by reference in this Proxy Statement. The Company also incorporates by reference any documents that it may file with the SEC between the time this Proxy Statement is sent to stockholders and the date of the Meeting.

The Company may have sent to you some of the documents incorporated by reference, but you can obtain any of them through the Company, the SEC or the SEC's Internet World Wide Web site described above. Documents incorporated by reference are available from the Company without charge, including exhibits. Stockholders may obtain documents incorporated by reference into this document by requesting them in writing or by telephone at the following address and telephone number:


Enterasys Networks, Inc.
35 Industrial Way
Rochester, NH 03866
(603) 332-9400
Attention: Investor Relations


If you would like to request documents from the Company, please do so promptly in order to receive timely delivery of such documents prior to the Meeting.

You should rely on the information contained or incorporated by reference in this document to vote your shares at the Meeting. The Company has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated November 25, 2002. You should not assume that the information contained in this document is accurate as of any date other than that date, and the mailing of this document to stockholders at any time after that date does not create an implication to the contrary. This Proxy Statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitations in such jurisdiction.

OTHER BUSINESS

The Board of Directors knows of no business to be brought before the Annual Meeting which is not referred to in the accompanying Notice of Annual Meeting. Should any such matters be presented, the persons named in the proxy shall have the authority to take such action in regard to such matters as in their judgment seems advisable.

ENTERASYS NETWORKS, INC.

1998 EQUITY INCENTIVE PLAN
(Amended and Restated Effective April 5, 2002)

1. Introduction; Purpose

This Equity Incentive Plan (the "Plan") amends and restates the Cabletron Systems, Inc. 1998 Equity Incentive Plan, in part to reflect the change in name of Cabletron Systems, Inc. to Enterasys Networks, Inc. (the "Company") and in part to make other changes. The Plan has been established and is hereby continued to advance the interests of the Company and its subsidiaries and affiliates by enhancing their ability to attract and retain employees and other individuals or entities who are in a position to make significant contributions to the success of the Company and its subsidiaries through awards based on the Company's common stock, $.01 par value ("Stock"), and cash incentives.

The Plan is intended to accomplish these goals by enabling the Company to grant awards ("Awards") in the form of Options, Stock Appreciation Rights, Restricted Stock or Unrestricted Stock Awards, Deferred Stock Awards, Performance Awards, Other Stock-Based Awards or loans or supplemental grants, or combinations thereof, all as more fully described below.

2. Administration

Unless otherwise determined by the Board of Directors of the Company (the "Board"), the Plan will be administered by a committee of the Board designated for such purpose (the "Committee"). During such period as the Plan is administered by the Board rather than by a committee of the Board, all references herein to the "Committee" shall be deemed to refer to the Board.

Except as otherwise determined by the Board (and in all events, with respect to any action by the Committee that is intended to satisfy the requirements for exemption under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act") or Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code")), the Committee shall consist of at least two directors. A majority of the members of the Committee, if more than one, shall constitute a quorum, and all determinations of the Committee shall be made by a majority of its members (or by the sole member of the Committee, if there is only one member). Any determination of the Committee under the Plan may be made without notice or meeting of the Committee by a writing signed by a majority of the Committee members (or by the Committee's sole member, if there is only one member).

With respect to any action by the Committee that is intended to satisfy the requirements for exemption under Rule 16b-3 under the 1934 Act, the Committee shall consist solely of "non-employee directors" as defined in such Rule ("Non-Employee Directors"). With respect to any action that is intended to qualify for the "performance-based compensation" exemption under Section 162(m) of the Code, the Committee shall consist solely of "outside directors" as that term is defined in Section 162(m) of the Code ("Outside Directors"). Notwithstanding the foregoing, in any circumstance described in the immediately preceding two sentences where the Committee consists of at least two members who qualify as Non-Employee Directors or Outside Directors, as the case may be ("Qualifying Directors"), and one or more other members who do not so qualify, a sub-committee (the "Sub-Committee") consisting solely of the Qualifying Directors shall act in lieu of the full Committee. Any references to the "Committee" in this Plan shall also mean the Sub-Committee.

The Committee will have authority, not inconsistent with the express provisions of the Plan and in addition to other authority granted under the Plan, to: (a) grant Awards at such time or times as it may choose; (b) determine the size of each Award, including the number of shares of Stock subject to the Award; (c) determine the type or types of each Award; (d) determine the terms and conditions of each Award; (e) waive compliance by a holder of an Award with any obligations to be performed by such holder under an

Award and waive any terms or conditions of an Award; (f) amend or cancel an existing Award in whole or in part (and if an award is canceled, grant another Award in its place on such terms and conditions as the Committee shall specify), except that the Committee may not, without the consent of the holder of an Award, take any action under this clause with respect to such Award if such action would adversely affect the rights of such holder; (g) prescribe the form or forms of any instruments to be used under the Plan, including any written notices and elections required of Participants (as defined in Section 5), and change such forms from time to time; (h) adopt, amend and rescind rules and regulations for the administration of the Plan; and (i) interpret the Plan and decide any questions and settle all controversies and disputes that may arise in connection with the Plan. Such determinations and actions of the Committee, and all other determinations and actions of the Committee made or taken under authority granted by any provision of the Plan, will be conclusive and will bind all parties. Nothing in this paragraph shall be construed as limiting the power of the Committee to make adjustments under Sections 7.3 or 8.6.

The Committee may delegate to one or more senior officers of the Company who are also directors of the Company its duties under the Plan subject to such conditions and limitations as the Committee may prescribe, except that only the Committee may designate and make grants to Participants (i) who are subject to Section 16 of the 1934 Act or any successor statute, including, without limitation, decisions on timing, amount and pricing of Awards, or (ii) who at the time of grant are (or are expected to be) "covered employees" within the meaning of Section 162(m)(3) of the Code.

3. Term of Plan

No Award may be granted under the Plan after May 14, 2008, but Awards previously granted may extend beyond that date.

4. Shares Subject to the Plan

(a) *Number of Shares.* Subject to adjustment as provided in Section 8.6, the aggregate number of shares of Stock that may be delivered under the Plan from and after its original effective date will be 14,500,000 [1]. If any Award requiring exercise by the Participant for delivery of Stock terminates without having been exercised in full, or if any Award payable in Stock or cash is satisfied in cash rather than Stock, the number of shares of Stock as to which such Award was not exercised or for which cash was substituted will be available for future grants.

(b) *Shares to be Delivered.* Stock delivered under the Plan may be either authorized but unissued Stock or previously issued Stock acquired by the Company and held in treasury. No fractional shares of Stock will be delivered under the Plan.

(c) *Special Limitations.* No Participant may be granted Options or Stock Appreciation Rights in any three-calendar-year period with respect to more than (in the case of each such type of award) 2,000,000 shares of Stock or, if less, the total number of shares of Stock then available for awards under the Plan. For purposes of the preceding sentence, the regrant of a canceled Option or Stock Appreciation Right, or the repricing of an Option or Stock Appreciation Right, shall be treated as a separate Award to the extent required under Section 162(m)(4)(C) of the Code.

5. Eligibility and Participation

Each key employee of the Company or any of its subsidiaries or affiliates (an "Employee") and each other individual or entity (other than employees of the Company or any of its subsidiaries or affiliates, but including, without limitation, directors of the Company or any of its subsidiaries or affiliates) who, in the opinion of the Committee, is in a position to make a significant contribution to the success of the Company or its subsidiaries will be eligible to receive Awards under the Plan (each such Employee, other individual or

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[1] Upon stockholder approval of Proposal 2, the number of shares available for issuance under the Plan shall increase from 14,500,000 to 19,500,000.

entity receiving an Award, a "Participant"). Without limiting the foregoing, Participants may also include individuals who have accepted an offer of employment from the Company or its subsidiaries or affiliates and who the Company or its subsidiaries or affiliates reasonably believe will be key employees upon commencing such employment (each a "New Hire").

6. Types of Awards

6.1. Options

(a) *Nature of Options.* An option ("Option") is an Award giving the recipient the right on exercise thereof to purchase Stock. Both "incentive stock options" as defined in Section 422(b) of the Code (any Option intended to qualify as an incentive stock option being hereinafter referred to as an "ISO") and Options that are not ISOs may be granted under the Plan. ISOs shall be awarded only to individuals who are employed by the Company or by a parent or subsidiary corporation as those terms are defined in Section 424 of the Code. Each Option awarded under the Plan shall be a non-ISO unless it is expressly designated as an ISO at time of grant.

(b) *Exercise Price.* The exercise price of an Option will be determined by the Committee subject to the following:

(1) The exercise price of an ISO or an Option intended to qualify as performance-based compensation under Section 162(m) of the Code shall not be less than 100% of the fair market value of the Stock subject to the Option, determined as of the time the Option is granted.

(2) In no case may the exercise price paid for Stock which is part of an original issue of authorized Stock be less than the par value per share of the Stock.

(c) *Duration of Options.* The latest date on which an Option may be exercised will be the tenth anniversary of the day immediately preceding the date the Option was granted, or such earlier date as may have been specified by the Committee at the time the Option was granted.

(d) *Exercise of Options.* An Option will become exercisable at such time or times, and on such conditions, as the Committee may specify. The Committee may at any time and from time to time accelerate the time at which all or any part of the Option may be exercised. Except as otherwise determined by the Committee or as required by law, there shall be added to any period taken into account in determining the vesting or exercisability of an Option periods during which a Participant who is an Employee is on an unpaid leave of absence (or other unpaid absence) from the Company. For example, if a portion of an Option would otherwise vest and/or become exercisable on the first anniversary of the date of grant assuming that the Participant continues in employment and if, during the one-year period immediately following the date of grant, the Participant is given and takes an unpaid three-month leave of absence, the portion of the Option that would otherwise have vested and/or become exercisable on the first anniversary of the date of grant will vest and/or become exercisable on the date which follows such anniversary by three months, assuming continued employment by the Participant and except as otherwise determined by the Committee, and subsequent vesting/exercisability dates will similarly be moved back by three months. Any exercise of an Option must be in writing, signed by the proper person and delivered or mailed to the Company, accompanied by (i) any documents required by the Committee and (ii) payment in full in accordance with paragraph (e) below for the number of shares for which the Option is exercised.

(e) *Payment for Stock.* Stock purchased on exercise of an Option must be paid for as follows: (i) in cash or by check (acceptable to the Company in accordance with guidelines established for this purpose), bank draft or money order payable to the order of the Company; or (ii) if so permitted by the Committee, (A) by delivery of shares of Stock which have been held for at least six months (unless the Committee approves a shorter period) and which have a fair market value equal to the exercise price, (B) by delivery of a full recourse promissory note of the Participant to the Company containing such terms as are specified by the Committee, (C) by delivery of an unconditional and irrevocable undertaking by a broker to deliver promptly to the Company sufficient funds to pay the exercise price, or (D) by any combination of the foregoing permissible forms of payment.

A-3

6.2.   Stock Appreciation Rights.

(a) *Nature of Stock Appreciation Rights.* A Stock Appreciation Right ("Stock Appreciation Right") is an Award entitling the holder on exercise to receive an amount in cash or Stock or a combination thereof (such form to be determined by the Committee) determined in whole or in part by reference to appreciation, from and after the date of grant, in the fair market value of a share of Stock. Stock Appreciation Rights may be based solely on appreciation in the fair market value of Stock or on a comparison of such appreciation with some other measure of market growth such as (but not limited to) appreciation in a recognized market index. The date as of which such appreciation or other measure is determined shall be the exercise date unless another date is specified by the Committee.

(b) *Grant of Stock Appreciation Rights.* Stock Appreciation Rights may be granted in tandem with, or independently of, Options granted under the Plan.

(i) *Rules Applicable to Tandem Awards.* When Stock Appreciation Rights are granted in tandem with Options: (A) the Stock Appreciation Right will be exercisable only at such time or times, and to the extent, that the related Option is exercisable and will be exercisable in accordance with the procedure required for exercise of the related Option; (B) the Stock Appreciation Right will terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a Stock Appreciation Right granted with respect to fewer than the full number of shares covered by an Option will not be reduced until the number of shares as to which the related Option has been exercised or has terminated exceeds the number of shares not covered by the Stock Appreciation Right; (C) the Option will terminate and no longer be exercisable upon the exercise of the related Stock Appreciation Right; and (D) the Stock Appreciation Right will be transferable only with the related Option.

(ii) *Exercise of Independent Stock Appreciation Rights.* A Stock Appreciation Right not granted in tandem with an Option will become exercisable at such time or times, and on such conditions, as the Committee may specify. Except as otherwise determined by the Committee or as required by law, there shall be added to any period taken into account in determining the vesting or exercisability of a Stock Appreciation Right periods during which a Participant who is an Employee is on an unpaid leave of absence (or other unpaid absence) from the Company. The Committee may at any time accelerate the time at which all or any part of the Stock Appreciation Right may be exercised.

Any exercise of an independent Stock Appreciation Right must be in writing, signed by the proper person and delivered or mailed to the Company, accompanied by any other documents required by the Committee.

6.3.   Restricted and Unrestricted Stock.

(a) *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Committee may grant shares of Stock in such amounts and upon such terms and conditions as the Committee shall determine subject to the restrictions described below ("Restricted Stock").

(b) *Restricted Stock Agreement.* The Committee may require, as a condition to an Award, that a recipient of a Restricted Stock Award enter into a Restricted Stock Award Agreement, setting forth the terms and conditions of the Award. In lieu of a Restricted Stock Award Agreement, the Committee may provide the terms and conditions of an Award in a notice to the Participant of the Award, in the resolution approving the Award, or in such other manner as it deems appropriate. Any stock certificate representing the Restricted Stock shall bear an appropriate legend to reflect the applicable restrictions.

(c) *Transferability and Other Restrictions.* Except as otherwise provided in this Section 6.3, the shares of Restricted Stock granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable period or periods established by the Committee and the satisfaction of any other conditions or restrictions established by the Committee (such period during which a share of Restricted Stock is subject to such restrictions and conditions is referred to as the "Restricted Period"). Except as the Committee may otherwise determine under Sections 7.1 or 7.2, if a Participant dies or suffers a Status Change (as defined in Section 7.2) for any reason during the Restricted Period, the Company may purchase the shares of Restricted Stock subject to such restrictions and conditions for the amount of cash paid by the Participant for such shares; *provided*, that if no cash was paid by the Participant such shares of Restricted Stock shall be automatically forfeited to the Company.

During the Restricted Period with respect to any shares of Restricted Stock, the Company shall have the right to retain in the Company's possession the certificate or certificates representing such shares.

(d) *Removal of Restrictions.* Except as otherwise provided in this Section 6.3, a share of Restricted Stock covered by a Restricted Stock Award shall become free from restrictions under the Plan upon completion of the Restricted Period, including the passage of any applicable period of time and satisfaction of any conditions to vesting. Except as otherwise determined by the Committee or as required by law, there shall be added to any Restricted Period required to be satisfied in determining the vesting or exercisability of an Award of Restricted Stock periods during which a Participant who is an Employee is on an unpaid leave of absence (or other unpaid absence) from the Company. The Committee shall have the right at any time, in its sole discretion, immediately to waive all or any part of the restrictions and conditions with regard to all or any part of the shares held by any Participant.

(e) *Voting Rights, Dividends and Other Distributions.* During the Restricted Period, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights and shall receive all regular cash dividends paid with respect to such shares. Except as the Committee shall otherwise determine, any other cash dividends and other distributions paid to Participants with respect to shares of Restricted Stock, including any dividends and distributions paid in shares, shall be subject to the same restrictions and conditions as the shares of Restricted Stock with respect to which they were paid.

(f) *Other Awards Settled with Restricted Stock.* The Committee may, at the time any Award described in this Section 6 is granted, provide that any or all of the Stock delivered pursuant to the Award will be Restricted Stock.

(g) *Unrestricted Stock.* Subject to the terms and provisions of the Plan, the Committee may grant shares of Stock free of restrictions under the Plan ("Unrestricted Stock") in such amounts and upon such terms and conditions as the Committee shall determine.

6.4. Deferred Stock.

A Deferred Stock Award is an unfunded and unsecured promise by the Company to deliver shares of Stock in the future ("Deferred Stock"). Delivery of the Stock will take place at such time or times, and on such conditions, as the Committee may specify. The Committee may at any time accelerate the time at which delivery of all or any part of the Stock will take place. At the time any Award described in this Section 6 is granted, the Committee may provide that any or all of the Stock delivered pursuant to the Award will be Deferred Stock.

6.5. Performance Awards.

The Committee may, at the time an Award described in Sections 6.1, 6.2, 6.3, 6.4 or 6.7 is granted, impose the additional condition that performance goals must be met prior to the Participant's realization of any vesting, payment or benefit under the Award. In addition, the Committee may make awards entitling the Participant to receive an amount in cash upon attainment of specified performance goals (a "Cash Incentive"). Any Award or Cash Incentive made subject to performance goals as described in the preceding two sentences shall be a "Performance Award" subject to the provisions of this Section 6.5 in addition to any other applicable provisions of the Plan or the Award. Performance Awards may consist of Cash Incentives or Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) of the Code, other than Options or Stock Appreciation Rights intended to qualify for such exception by reason of the special rules under Section 162(m) of the Code applicable to stock options and stock appreciation rights granted at an exercise price not less than fair market value on the date of grant, ("Qualified Performance Awards") or Cash Incentives or Awards that either are not intended so to qualify or are Options or Stock Appreciation Rights intended to qualify for such exception by reason of the special rules under Section 162(m) of the Code applicable to stock options and stock appreciation rights granted at an exercise price not less than fair market value on the date of grant ("Other Performance Awards"). The Committee will determine the performance measures, the period or periods during which performance is to be measured and all other terms and conditions applicable to the Performance Award. The performance measures to which a Performance Award is subject may be related to personal performance, corporate performance, departmental performance or any other category of performance established by the Committee. In the case of a Qualified Performance Award, payment under the Award or of the Cash Incentive must be conditioned on the satisfaction of one or more "qualified performance measures" preestablished by the Committee in accordance with the rules under Section 162(m) of the Code and on certification (within the meaning of the rules under Section 162(m) of the Code) by the Committee that such measure or measures have been met or exceeded. For purposes of the preceding sentence, a qualified performance measure is an objectively determinable measure of performance based on any one or more of the following (on a consolidated, divisional, subsidiary, line of business or geographical basis or in combinations thereof): (a) sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; inventory level or turns; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; or any combination of the foregoing; or (b) acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) and refinancings; transactions that would constitute a change of control; or any combination of the foregoing. A qualified performance measure and targets with respect thereto determined by the Committee need not be based upon an increase, a positive or improved result or avoidance of loss. The maximum number of shares of Stock subject to Performance Awards (other than Cash Incentives) awarded to any Participant in any three-calendar-year period shall be 2,000,000 shares. The maximum amount payable under Cash Incentives to any Participant for any year shall be $1,000,000.

6.6. **Loans and Supplemental Grants**.

(a) *Loans*. The Company may make a full recourse loan to a Participant, either at the time of or after the grant to him or her of any Award. Such a loan may be made in connection with either the purchase of Stock under the Award or the payment of any federal income tax in respect of income recognized as a result of the Award. The Committee will have full authority to decide whether to make such a loan and to determine the amount, terms and conditions of the loan, including the interest rate (which may be zero), whether the loan is to be secured or unsecured, the terms on which the loan is to be repaid and the conditions, if any, under which it may be forgiven. However, no loan may have a term (including extensions) exceeding ten years in duration.

(b) *Cash Grants*. In connection with any Award, the Committee may at the time such Award is made or at a later date provide for and make a cash payment to the Participant not to exceed an amount equal to (i) the amount of any federal, state and local income tax on ordinary income for which the Participant will be liable with respect to the Award, plus (ii) an additional amount on a grossed-up basis necessary to make him or her whole after tax, discharging all the Participant's income tax liabilities arising from all payments under this Section 6, all based on such reasonable estimates of applicable tax rates as the Committee may determine.

6.7. **Other Stock-Based Awards.**

(a) *Nature of Awards*. The Committee may grant other Awards under which Stock is or may in the future be acquired ("Other Stock-Based Awards"). Such Awards may include, without limitation, debt securities convertible into or exchangeable for shares of Stock upon such conditions, including attainment of performance goals, as the Committee shall determine. Such convertible or exchangeable securities may have such terms and conditions as the Committee may determine at the time of grant. However, no convertible or exchangeable debt shall be issued unless the Committee shall have provided (by Company right of repurchase, right to require conversion or exchange, or other means deemed appropriate by the Committee) a means of avoiding any right of the holders of such debt to prevent a Company transaction by reason of covenants in such debt.

(b) *Purchase Price; Form of Payment.* The Committee may determine the consideration, if any, payable upon the issuance or exercise of an Other Stock-Based Award. The Committee may permit payment by certified check or bank check or other instrument acceptable to the Committee or by surrender of other shares of Stock (excluding shares then subject to restrictions under the Plan).

(c) *Forfeiture of Awards; Repurchase of Stock; Acceleration or Waiver of Restrictions* . The Committee may determine the conditions under which an Other Stock-Based Award shall be forfeited or, in the case of an Award involving a payment by the recipient, the conditions under which the Company may or must repurchase such Award or related Stock. At any time the Committee may in its sole discretion accelerate, waive or amend any or all of the limitations or conditions imposed under any Other Stock-Based Award.

7.   Events Affecting Outstanding Awards

7.1.   Death.

Except as the Committee may otherwise determine, if a Participant dies the following will apply:

(a) All Options and Stock Appreciation Rights held by the Participant immediately prior to death, whether or not otherwise exercisable, may be exercised by the Participant's executor or administrator or the person or persons to whom the Option or Stock Appreciation Right is transferred by will or the applicable laws of descent and distribution, at any time within the one year period ending with the first anniversary of the Participant's death (or such shorter or longer period as the Committee may determine), and shall thereupon terminate. In no event, however, shall an Option or Stock Appreciation Right remain exercisable beyond the latest date on which it could have been exercised without regard to this Section 7.

(b) All Restricted Stock held by the Participant must be transferred to the Company (and, in the event the certificates representing such Restricted Stock are held by the Company, such Restricted Stock will be so transferred without any further action by the Participant) in accordance with Section 6.3(c).

(c) Any payment or benefit under a Deferred Stock Award, Performance Award or Other Stock-Based Award to which the Participant was not irrevocably entitled prior to death will be forfeited and the Award canceled as of the time of death.

7.2.   Termination of Service (Other Than By Death).

If a Participant who is an Employee ceases to be an Employee for any reason other than death, or there is a termination (other than by reason of death or satisfactory completion of the project or service as determined by the Committee) of the consulting, service or similar relationship in respect of which a non-Employee Participant was granted an Award hereunder, or a New Hire's offer of employment is terminated prior to the New Hire commencing employment with the Company or the New Hire does not commence his or her employment with the Company within two months after receipt of an Award hereunder (such termination of the employment or other relationship being hereinafter referred to as a "Status Change"), then, except as the Committee may otherwise determine, the following will apply:

(a) All Options and Stock Appreciation Rights held by the Participant that were not exercisable immediately prior to the Status Change shall terminate at the time of the Status Change. Any Options or Stock Appreciation Rights that were exercisable immediately prior to the Status Change will continue to be exercisable for a period of ninety (90) days and shall thereupon terminate, unless the Award provides by its terms for immediate termination in the event of a Status Change or unless the Status Change results from a discharge for cause which in the opinion of the Committee casts such discredit on the Participant as to justify immediate termination of the Award. In no event, however, shall an Option or Stock Appreciation Right remain exercisable beyond the latest date on which it could have been exercised without regard to this Section 7. For purposes of this Section, in the case of a Participant who is an Employee, a Status Change shall not be deemed to have resulted by reason of (i) a sick leave or other bona fide leave of absence approved for purposes of the Plan by the Committee, so long as the Employee's right to reemployment is guaranteed either by statute or by contract, or (ii) a transfer of employment between the Company and a subsidiary or between subsidiaries, or to the employment of a corporation (or a parent or subsidiary corporation of such corporation) issuing or assuming an option in a transaction to which Section 424(a) of the Code applies.

(b) All Restricted Stock held by the Participant at the time of the Status Change must be transferred to the Company (and, in the event the certificates representing such Restricted Stock are held by the Company, such Restricted Stock will be so transferred without any further action by the Participant) in accordance with Section 6.3(c) above.

(c) Any payment or benefit under a Deferred Stock Award, Performance Award or Other Stock-Based Award to which the Participant was not irrevocably entitled prior to the Status Change will be forfeited and the Award canceled as of the date of such Status Change.

7.3. Certain Corporate Transactions.

Except as otherwise provided by the Committee, in the event of a consolidation or merger in which the Company is not the surviving corporation or which results (or that is part of a series of related transactions that results) in the acquisition of substantially all the Company's outstanding Stock by a single person or entity or by a group of persons or entities acting in concert, or in the event of the sale or transfer of substantially all the Company's assets or a dissolution or liquidation of the Company (a "covered transaction"), the following rules shall apply:

(a) Subject to paragraph (b) below, all outstanding Awards requiring exercise will cease to be exercisable, and all other Awards to the extent not fully vested (including Awards subject to conditions not yet satisfied or determined) will be forfeited, as of the effective time of the covered transaction; *provided*, that the Committee may in its sole discretion, on or prior to the effective date of the covered transaction, (i) make any outstanding Option and Stock Appreciation Right exercisable in full, (ii) remove the restrictions from any Restricted Stock, (iii) cause the Company to make any payment and provide any benefit under any Deferred Stock Award or Performance Award or (iv) remove any performance or other conditions or restrictions on any Award; or

(b) With respect to an outstanding Award held by a Participant who, following the covered transaction, will be employed by or otherwise providing services to an entity which is a surviving or acquiring entity in the covered transaction or an affiliate of such an entity, the Committee may at or prior to the effective time of the covered transaction and in lieu of the action described in paragraph (a) above, arrange to have such surviving or acquiring entity or affiliate assume any Award held by such Participant outstanding hereunder or grant a replacement award which, in the judgment of the Committee, is substantially equivalent to any Award being replaced.

The Committee may also grant Awards under the Plan in substitution for awards held by directors, employees, consultants or advisors of another company who concurrently become directors, employees, consultants or advisors of the Company or a subsidiary of the Company as the result of a merger or consolidation of that other company with the Company or a subsidiary of the Company, or as the result of the acquisition by the Company or a subsidiary of the Company of property or stock of that other company. Awards granted under the preceding sentence may be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

8. General Provisions

8.1. Documentation of awards.

Awards will be evidenced by such written instruments, if any, as may be prescribed by the Committee from time to time. Such instruments may be in the form of agreements to be executed by both the Participant and the Company, or certificates, letters or similar instruments, which need not be executed by the Participant but acceptance of which will evidence agreement to the terms thereof.

8.2. Rights as a Stockholder; Dividend Equivalents.

Except as specifically provided by the Plan, the receipt of an Award will not give a Participant rights as a stockholder; the Participant will obtain such rights, subject to any limitations imposed by the Plan or the instrument evidencing the Award, only upon the issuance of Stock. However, the Committee may, on such conditions as it deems appropriate, provide that a Participant will receive a benefit in lieu of cash dividends that would have been payable on any or all Stock subject to the Participant's Award had such Stock been outstanding. Without limitation, the Committee may provide for payment to the Participant of amounts representing such dividends, either currently or in the future, or for the investment of such amounts on behalf of the Participant.

8.3. Conditions on Delivery of Stock.

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan (a) until all conditions of the Award have been satisfied or removed, (b) until, in the opinion of the Company's counsel, all applicable federal and state laws and regulation have been complied with, (c) if the outstanding Stock is at the time listed on any stock exchange or The Nasdaq National Market, until the shares to be delivered have been listed or authorized to be listed on such exchange or market upon official notice of issuance, and (d) until all other legal matters in connection with the issuance and delivery of such shares have been approved by the Company's counsel. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act and may require that the certificates evidencing such Stock bear an appropriate legend restricting transfer.

If an Award is exercised by the Participant's legal representative, the Company will be under no obligation to deliver Stock pursuant to such exercise until the Company is satisfied as to the authority of such representative.

8.4. Tax Withholding.

The Company will withhold from any cash payment made pursuant to an Award an amount sufficient to satisfy all federal, state and local withholding tax requirements (the "withholding requirements").

In the case of an Award pursuant to which Stock may be delivered, the Committee will have the right to require that the Participant or other appropriate person remit to the Company an amount sufficient to satisfy the withholding requirements, or make other arrangements satisfactory to the Committee with regard to such requirements, prior to the delivery of any Stock or removal of restrictions thereon. If and to the extent that such withholding is required, the Committee may permit the Participant or such other person to elect at such time and in such manner as the Committee provides to have the Company hold back from the shares to be delivered, or to deliver to the Company, Stock having a value calculated to satisfy the withholding requirement, but not in excess of the minimum required to satisfy such withholding requirements. The Committee may make such share withholding mandatory with respect to any Award at the time such Award is made to a Participant.

If at the time an ISO is exercised the Committee determines that the Company could be liable for withholding requirements with respect to the exercise or with respect to a disposition of the Stock received upon exercise, the Committee may require as a condition of exercise that the person exercising the ISO agree (a) to provide for withholding under the preceding paragraph of this Section 8.4, if the Committee determines that a withholding responsibility may arise in connection with the exercise, (b) to inform the Company promptly of any disposition (within the meaning of Section 424(c) of the Code) of Stock received upon exercise and (c) to give such security as the Committee deems adequate to meet the potential liability of the Company for other withholding requirements and to augment such security from time to time in any amount reasonably deemed necessary by the Committee to preserve the adequacy of such security.

8.5. Transferability of Awards.

Unless otherwise permitted by the Committee, no Award (other than an Award in the form of an outright transfer of cash or Unrestricted Stock) may be transferred other than by will or by the laws of descent and distribution.

8.6. Adjustments in the Event of Certain Transactions.

(a) In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in the Company's capitalization, or other distribution to holders of Stock other than normal cash dividends, after the effective date of the Plan, the Committee will make any appropriate adjustments to the maximum number of shares that may be delivered under the Plan under Section 4(a) and to the limits described in Sections 4(c) and 6.5.

(b) In any event referred to in paragraph (a) above, the Committee will also make any appropriate adjustments to the number and kind of shares of Stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. The Committee may also make such adjustments to take into account material changes in law or in accounting practices or principles, mergers, consolidations, acquisitions, dispositions or similar corporate transactions, or any other event, if it is determined by the Committee that adjustments are appropriate to avoid distortion in the operation of the Plan.

(c) In the case of ISOs or Awards intended to qualify for the "performance-based compensation" exception under Section 162(m)(4)(C) of the Code, the adjustments described in paragraphs (a) and (b) above will be made only to the extent consistent with continued qualification of the Option or other Award under Section 422 or 162(m) of the Code, as the case may be.

8.7. Employment Rights, Etc.

Neither the adoption of the Plan nor the grant of Awards will confer upon any person any right to continued retention by the Company or any of its subsidiaries or affiliates, as an Employee or otherwise, or affect in any way the right of the Company or any of its subsidiaries or affiliates to terminate an employment, service or similar relationship at any time. Except as specifically provided by the Committee in any particular case, the loss of existing or potential profit in Awards granted under the Plan will not constitute an element of damages in the event of termination of an employment, service or similar relationship even if the termination is in violation of an obligation of the Company or any of its subsidiaries or affiliates to the Participant.

8.8. Deferral of Payments.

The Committee may agree at any time, upon request of the Participant, to defer the date on which any payment under an Award will be made.

8.9. Past Services as Consideration.

Where a Participant purchases Stock under an Award for a price equal to the par value of the Stock, the Committee may determine that such price has been satisfied by past services rendered by the Participant.

9. Change in Control Provisions

The provisions of this Section 9 shall apply notwithstanding any other provision in the Plan to the contrary.

If a Sale (as hereinafter defined) of the Company occurs, the following provisions shall apply to every Option, and to every other Award to the extent provided in such other Award:

(a) Each Award granted prior to the Sale (an "affected Award") shall be vested (and, in the case of an Award requiring exercise, exercisable) (vesting and exercisability being referred to for purposes of this Section 9, without distinction, as "vesting"), immediately prior to the Sale, for the "applicable number of shares" as hereinafter defined. In the case of an affected Award requiring exercise, the Company shall give the holder of the Award adequate notice and opportunity to exercise any portion of the affected Award that becomes exercisable by reason of this subsection. For purposes of this paragraph (a), the term "applicable number of shares" means, in the case of any Award, that number of shares for which the Award would have been vested by the end of the ten (10)-month period following the Sale had the Participant holding the Award immediately prior to the Sale continued in service during such ten (10)-month period.

(b) Upon consummation of the Sale, if the Sale also constitutes a covered transaction as defined in Section 7.3 each affected Award requiring exercise will cease to be exercisable, and all other affected Awards to the extent not fully vested will be forfeited, except as otherwise provided pursuant to Section 7.3. If the acquiror entity or an affiliate thereof assumes an affected Award, the assumed Award shall be vested from and after the Sale to the extent provided under paragraph (a) above and as to any portion that is not vested by operation of paragraph (a) above shall become vested from and after the Sale in accordance with the vesting schedule that would have applied during the period beginning on the first day following ten (10) months after the date of the Sale, accelerated by ten (10) months. For the avoidance of doubt, in no event shall the assumed Award become vested for more than the total number of Shares subject thereto. If the acquiror entity or an affiliate thereof provides a substitute Award in lieu of assuming an affected Award, such substitute Award shall vest in the same manner as it would have vested had it been an assumed Award.

(c) A "Sale" of the Company shall be deemed to have occurred if:

(i) any Person (defined for the purposes hereof as any individual, entity or other person, including a group within the meaning of Section 13(d) or 14(d)(2) of the 1934 Act) acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 30% or more of either (A) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); *provided*, that for purposes of this clause (i) the following acquisitions shall not constitute a Sale: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or its direct or indirect subsidiaries, or (4) any Business Combination as defined at clause (iii) below (but except as provided in said clause (iii) a Business Combination may nevertheless constitute a Sale under said clause (iii)); *and provided further*, that an acquisition by a Person of 30% or more but less than 50% of the Outstanding Company Common Stock or of the combined voting power of the Outstanding Company Voting Securities shall not constitute a Sale under this clause (i) if within 15 days of the Board's being advised that such ownership level has been reached, a majority of the "Incumbent Directors" (as hereinafter defined) then in office adopt a resolution approving the acquisition of that level of securities ownership by such Person; or

(ii) Individuals who, as of August 7, 2001, constituted the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; *provided*, that any individual who becomes a member of the Board subsequent to August 7, 2001 and whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors shall be treated as an Incumbent Director unless he or she assumed office as a result of an actual or threatened election contest with respect to the election or removal of directors; or

(iii) There is consummated a reorganization, merger or consolidation involving the Company, or a sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case unless, following such Business Combination, (A) the Persons who were the beneficial owners, respectively, of the Outstanding Company Common Stock and of the combined voting power of the Outstanding Company Voting Securities immediately prior to the Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and of the combined voting power of the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Employer or of such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the Board resulting from such Business Combination were Incumbent Directors at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) The shareholders of the Company approve a complete liquidation or dissolution of the Company.

10. Effect, Amendment and Termination

Neither adoption of the Plan nor the grant of Awards to a Participant will affect the Company's right to grant to such Participant awards that are not subject to the Plan, to issue to such Participant Stock as a bonus or otherwise, or to adopt other plans or arrangements under which Stock may be issued to Employees.

The Committee may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, or may at any time terminate the Plan as to any further grants of Awards, provided that (except to the extent expressly required or permitted by the Plan) no such amendment will, without the approval of the stockholders of the Company, effectuate a change for which stockholder approval is required in order for the Plan to continue to qualify for the award of ISOs under Section 422 of the Code or for the award of performance-based compensation under Section 162(m) of the Code.

ENTERASYS NETWORKS, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

Section 1.   Purpose of Plan

The Enterasys Networks, Inc. Employee Stock Purchase Plan (the "Plan") is intended to enable eligible employees of Enterasys Networks, Inc. ("Enterasys") and such of its Subsidiaries as the Board of Directors of Enterasys (the "Board") may from time to time designate (Enterasys and such Subsidiaries being hereinafter referred to as the "Company") to use payroll deductions to purchase shares of common stock, $.01 par value of Enterasys (such common stock being hereafter referred to as "Stock"), and thereby acquire an interest in the future of Enterasys. For purposes of the Plan, a "Subsidiary" is any corporation that would be treated as a subsidiary of Enterasys under section 424(f) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is intended to qualify under Code § 423 and is to be construed accordingly.

Section 2.   Options to Purchase Stock

Subject to adjustment pursuant to Section 16 of this Plan, the maximum aggregate number of shares of Stock available for sale pursuant to the exercise of options ("Options") granted under the Plan to employees of the Company ("Employees") who meet the eligibility requirements set forth in Section 3 hereof ("Eligible Employees") is 5,000,000 shares. The Stock to be delivered upon exercise of Options under the Plan may be either shares of authorized but unissued Stock or shares of reacquired Stock, as the Board may determine. If any Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the unpurchased Stock subject thereof shall again be available for sale pursuant to the exercise of Options under the Plan.

Section 3.   Eligible Employees

Subject to the exceptions and limitations set forth below, each Employee will be eligible to participate in the Plan.

(a) Any Employee who immediately after the grant of an Option would own (or pursuant to Code § 423(b)(3) would be deemed to own) stock possessing 5% or more of the total combined voting power or value of all classes of stock of the employer corporation or of its parent or subsidiary corporation, as defined in Code § 424, will not be eligible to receive an Option to purchase Stock pursuant to the Plan.

(b) No Employee will be granted an Option under the Plan that would permit his or her rights to purchase shares of stock under all employee stock purchase plans of Enterasys and its parent and subsidiary corporations (as determined under Code § 424) to accrue at a rate which exceeds $25,000 in fair market value of such stock (determined at the time the Option is granted) for each calendar year during which any such Option granted to such Employee is outstanding at any time, as provided in Code § 423.

Section 4.   Method of Participation

The "Option Periods" shall be consecutive periods of approximately six months ending on the fourth Saturday in January and July of each year, respectively, with the next Option Period beginning on the Sunday immediately following the last day of the Option Period just ended. The first such Option Period shall begin on January 26, 2003 and end on July 26, 2003. Except as provided in Section 11, each person who will be an Eligible Employee on the first day of any Option Period may elect to participate in the Plan for such Option Period by executing and delivering, by such deadline prior thereto as the Board may specify (the "Enrollment Deadline"), a payroll deduction authorization in accordance with Section 5. Such Employee will thereby become a participant ("Participant") on the first day of such Option Period and will remain a Participant until his or her participation is terminated as provided in the Plan.

Section 5.   Payroll Deduction

Each payroll deduction authorization will request withholding at a whole percentage, not less than 2% nor more than 20%, of Compensation per payroll period. Withholding will be accomplished by means of payroll deductions from payroll dates occurring in the Option Period. For purposes of the Plan, "Compensation" means all compensation paid to the Participant by the Company and currently includible in his or her income, including bonuses, commissions and other amounts includible in the definition of compensation provided in Code § 415 and the Treasury Regulations promulgated thereunder, but not including payments under stock option plans and other employee benefit plans or any other amounts excluded from the definition of compensation provided in Code § 415 and the Treasury Regulations promulgated thereunder. A payroll deduction authorization will remain in effect for subsequent Option Periods until it is changed or revoked in accordance with this Section 5 or Section 11, as the case may be. A Participant may decrease his or her withholding rate once during an Option Period by filing a new payroll deduction authorization with the Company. The change in withholding rate will be effective as soon as practicable. In addition, a Participant may change his or her withholding rate for subsequent Option Periods by filing a new payroll deduction authorization with the Company on or before the Enrollment Deadline for the Option Period for which the change is to be effective. All amounts withheld in accordance with a Participant's payroll deduction authorization will be credited to a withholding account maintained in the Participant's name on the books of the Company. Amounts credited to the withholding account will not be required to be set aside in trust or otherwise segregated from the Company's general assets.

Section 6.   Grant of Options

Each person who is a Participant on the first day of an Option Period will be granted, as of such day and for such Period, an Option entitling the Participant to acquire shares of Stock equal in number to the lesser of (a) or (b), where:

(a) is the lesser of (i) the whole number (disregarding any fractional share amount) determined by dividing $12,500 by the fair market value of one share of Stock on the first day of the Option Period and (ii) the whole number (disregarding any fractional share amount) determined by dividing (A) the balance credited to the Participant's withholding account on the last day of the Option Period, by (B) the purchase price per share of the Stock determined under Section 7; and

(b) is 1,200.

The Board will reduce, on a substantially proportionate basis, the number of shares of Stock purchasable by each Participant upon exercise of his or her Option for an Option Period in the event that the number of shares then available under the Plan is insufficient. Option grants under this Section 6 will be automatic.

Section 7.   Purchase Price

The purchase price of Stock issued pursuant to the exercise of an Option will be 85% of the fair market value of the Stock on (a) the date of grant of the Option or (b) the date on which the Option is deemed exercised, whichever is less. If the shares of Stock are traded on a national exchange or trading system (including the Nasdaq National Market System), the fair market value for any day will mean the reported closing price of the Stock for such day; *provided*, that if such day is not a trading day, fair market value will mean the reported closing price of the Stock for the next preceding day which is a trading day. If the shares of Stock are not traded on an exchange or trading system, the fair market value of such Stock on such date will be established in a manner determined in good faith by the Board.

Section 8.   Exercise of Options

If any Employee is a Participant in the Plan on the last day of an Option Period, he or she will be deemed to have exercised the Option granted to him or her for that Period. Upon such exercise, the Company will apply the balance of the Participant's withholding account to the purchase of the number of whole shares of Stock determined under Section 6 and as soon as practicable thereafter will evidence the transfer of shares or will deliver the shares to the Participant and will return to him or her the balance, if any, of his or her withholding account in excess of the total purchase price of the shares so issued; *provided*, that if the balance left in the account consists solely of an amount equal to the value of a fractional share it will be retained in the Account and carried over to the next Period.

Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver shares of Stock under the Plan will be subject to the approval required of any governmental authority in connection with the authorization, issuance, sale or transfer of said shares, to any requirements of any national securities exchange applicable thereto, and to compliance by Enterasys with other applicable legal requirements in effect from time to time.

Section 9. Interest

No interest will be payable on withholding accounts.

Section 10.   Taxes

Payroll deductions are made on an after-tax basis. If the Company determines that the exercise of an Option or the disposition of shares following the exercise of an Option could result in employment tax liability, the Company will, as a condition of exercise, make such provision as it deems necessary to provide for the remittance by the Participant of employment taxes required to be paid in connection with such exercise or disposition of shares.

Section 11.   Cancellation and Withdrawal

A Participant who holds an Option under the Plan may at any time prior to exercise thereof under Section 8 cancel all (but not less than all) of his or her Option by written notice delivered to the Company. Upon such cancellation, the balance in the Participant's withholding account will be returned to the Participant.

A Participant may terminate his or her payroll deduction authorization as of any date by written notice delivered to the Company and will thereby cease to be a Participant as of such date. Any Participant who voluntarily terminates his or her payroll deduction authorization prior to the last day of an Option Period will be deemed to have canceled his or her Option.

A Participant who makes a hardship withdrawal from a Company savings plan qualifying under Code § 401(k) (a "401(k) Plan") will be deemed to have terminated his or her payroll deduction authorization as of the date of such hardship withdrawal, will cease to be a Participant as of such date, and will be deemed to have canceled his or her Option. An Employee who has made a hardship withdrawal from a 401(k) Plan will not be permitted to participate in the Plan until the first Option Period that begins at least six months after the date of his or her hardship withdrawal.

Section 12.   Termination of Employment

Except as otherwise provided in Section 13, upon the termination of a Participant's employment with the Company for any reason, the Participant will cease to be a Participant, any Option held by him or her under the Plan will be deemed canceled, the balance of his or her withholding account will be returned, and he or she will have no further rights under the Plan.

Section 13.   Death of Participant

A Participant may elect that if death should occur during an Option Period the balance, if any, of the Participant's withholding account at the time of death will be applied at the end of the Period to the exercise of the Participant's Option and the shares thereby purchased under the Option (plus any balance remaining in the Participant's withholding account) will be delivered to the Participant's beneficiary or beneficiaries. If the Participant has more than one beneficiary, the Company will determine the allocation among them and its determination will be final and binding on all persons. Except as otherwise determined by the Board (which may establish a procedure for the designation of beneficiaries under the Plan), a Participant's beneficiary(ies) for purposes of the Plan will be (a) such person or persons as are treated as the Participant's beneficiary(ies) for purposes of the Company group life insurance plan applicable to the Participant, or (b) in the absence of any beneficiary determined under clause (a) or other designated beneficiary, the Participant's estate.

Section 14.   Equal Rights; Participant's Rights Not Transferable

All Participants granted Options under the Plan with respect to any Option Period will have the same rights and privileges. Each Participant's rights and privileges under any Option granted under the Plan will be exercisable during the Participant's lifetime only by him or her and except as provided in Section 13 above may not be sold, pledged, assigned, or transferred in any manner. In the event any Participant violates or attempts to violate the terms of this Section, any Options held by him or her may be terminated by the Company and, upon return to the Participant of the balance of his or her withholding account, all of the Participant's rights under the Plan will terminate.

Section 15.   Employment Rights

Nothing contained in the provisions of the Plan will be construed as giving to any Employee the right to be retained in the employ of the Company or as interfering with the right of the Company to discharge any Employee at any time.

Section 16.   Change in Capitalization, Merger

In the event of any change in the outstanding Stock of Enterasys by reason of a stock dividend, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available under the Plan, the number and type of shares under Options granted but not exercised, the maximum number and type of shares purchasable under an Option, and the Option price will be appropriately adjusted.

In the event of a sale of all or substantially all of the Stock or a sale of all or substantially all of the assets of Enterasys, or a merger or similar transaction in which the Enterasys is not the surviving corporation or which results in the acquisition of Enterasys by another person, the Board will (a) if Enterasys is merged with or acquired by another corporation, provide that each outstanding Option will be assumed or a substitute Option granted by the acquiror or successor corporation or a parent or subsidiary of the acquiror or successor corporation, (b) cancel each Option and return the balances in Participants' withholding accounts to the Participants, or (c) pursuant to Section 18, end the Option Period on or before the date of the proposed sale or merger.

Section 17.   Administration of Plan

The Plan will be administered by the Board, which will have the right to determine any questions which may arise regarding the interpretation and application of the provisions of the Plan and to make, administer, and interpret such rules and regulations as it will deem necessary or advisable. References in the Plan to the Board will include the Board's delegates to the extent of any delegation by the Board to such delegates of administrative responsibilities hereunder.

The Board may specify the manner in which employees are to provide notices and payroll deduction authorizations. Notwithstanding any requirement of "written notice" herein, the Board may permit employees to provide notices and payroll deduction authorizations electronically.

Section 18.   Amendment and Termination of Plan

Enterasys reserves the right at any time or times to amend the Plan to any extent and in any manner it may deem advisable, by vote of the Board; *provided*, that any amendment that would be treated as the adoption of a new plan for purposes of Code § 423 and the regulations thereunder will have no force or effect unless approved by the shareholders of Enterasys within twelve months before or after its adoption.

The Plan may be suspended or terminated at any time by the Board. In connection therewith, the Board may provide that outstanding Options will be exercisable either at the end of the applicable Option Period as determined under Section 4 above or on such earlier date as the Board may specify (in which case such earlier date will be treated as the last day of the applicable Option Period).

Section 19.   Approval of Shareholders

The Plan and the exercisability of Options granted hereunder will be subject to the approval of the shareholders of Enterasys obtained within twelve months before or after the date the Plan is adopted by the Board.

Section 20.   Information Regarding Disqualifying Dispositions

By electing to participate in the Plan, each Participant agrees to provide any information about any transfer of Stock acquired under the Plan that occurs within two years after the first business day of the Option Period in which such Stock was acquired as may be requested by the Company or any subsidiary corporation in order to assist it in complying with the tax laws.